Exhibit 2

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

DMP ACQUISITION LLC

AND

MAYVILLE ENGINEERING COMPANY, INC.

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1

1.1	Defined Terms	1

1.2	Interpretation	10

ARTICLE II SALE AND PURCHASE OF SHARES		10

2.1	Sale and Purchase of Shares	10

2.2	Purchase Price	10

2.3	Payment of Purchase Price	11

2.4	Earnout Consideration	12

2.5	Statement of Closing Net Working Capital	12

2.6	Final Determination Process	12

2.7	Post-Closing Operational Covenants During the Earnout Period	13

2.8	Confidentiality	13

2.9	Withholding	13

ARTICLE III REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY AND ITS SUBSIDIARIES		14

3.1	Organization, Qualification and Corporate Power	14

3.2	Capitalization	14

3.3	Authorization of Transaction	14

3.4	Noncontravention	15

3.5	Subsidiaries	15

3.6	Title to Assets; Condition	15

3.7	Accounts Receivable	16

3.8	Financial Statements	16

3.9	Events Subsequent to Most Recent Financial Statements	16

3.10	Undisclosed Liabilities	17

3.11	Legal Compliance	18

3.12	Permits	18

3.13	Tax Matters	18

3.14	Real Property	21

3.15	Intellectual Property	22

3.16	Contracts	23

i

3.17	Powers of Attorney	24

3.18	Insurance	24

3.19	Litigation	25

3.20	Employees	25

3.21	Employee Benefits	26

3.22	Environmental Matters	27

3.23	Certain Business Relationships with the Company	28

3.24	Customers	29

3.25	Bank Accounts	29

3.26	Brokers’ Fees	29

3.27	Inventory	29

3.28	Dealers	29

3.29	Product Warranty and Product Liability	30

3.30	Assets Necessary to Business	30

3.31	Import, Export and Anti-Corruption	30

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		31

4.1	Organization of Seller	31

4.2	Authorization of Transaction	31

4.3	Noncontravention	31

4.4	Brokers	31

4.5	Shares	32

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		32

5.1	Organization of Purchaser	32

5.2	Authorization of Transaction	32

5.3	Noncontravention	32

5.4	Brokers’ Fees	33

5.5	Investment Representation	33

5.6	No Other Representations or Warranties	33

ARTICLE VI ADDITIONAL COVENANTS		33

6.1	Post-Closing Further Assurances	33

6.2	Employee Matters	33

6.3	Directors’ and Officers’ Indemnification	34

6.4	Litigation Support	34

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6.5	Tax Matters	34

6.6	Termination of Certain Agreements	37

6.7	R&W Insurance Policy	37

6.8	Environmental Claims Insurance Policy	37

6.9	Publicity	37

ARTICLE VII CLOSING		37

7.1	Time and Place	37

7.2	Closing Transactions	37

7.3	Deliveries by Seller	37

7.4	Deliveries by Purchaser	39

ARTICLE VIII INDEMNIFICATION		40

8.1	Indemnification by Seller	40

8.2	Indemnification by Purchaser	42

8.3	Survival	42

8.4	Procedure for Indemnification	42

8.5	Exclusive Remedy	44

8.6	Effect of Insurance	44

8.7	Effect of Tax Benefits	45

8.8	Duty to Mitigate	45

8.9	Characterization of Indemnity Payments	45

8.10	Other	46

ARTICLE IX MISCELLANEOUS PROVISIONS		46

9.1	Notices	46

9.2	Assignment	47

9.3	Benefit of the Agreement	47

9.4	Headings	48

9.5	Entire Agreement	48

9.6	Amendments and Waivers	48

9.7	Counterparts	48

9.8	Severability	48

9.9	Governing Law; Venue; Waiver of Jury Trial	48

9.10	Expenses	49

9.11	Provisions Respecting Legal Representatives	49

9.12	Disclosure Schedule	50

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 14, 2018, by and between DMP Acquisition LLC, a Delaware limited liability company (“Seller”), and Mayville Engineering Company, Inc., a Wisconsin corporation (“Purchaser”).

RECITALS

A. Seller owns all of the issued and outstanding shares of Common Stock (as defined below) of Defiance Metal Products Co., an Ohio corporation (the “Company”).

B. Seller desires to sell and transfer to Purchaser all of the issued and outstanding shares of Common Stock of the Company (collectively, the “Shares”), and Purchaser desires to purchase and acquire from Seller all of the Shares, for the Purchase Price and on the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the representations, warranties, agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms. As used herein, the following terms shall have the meanings ascribed to them in this Section 1.1:

“Accounting Firm” has the meaning set forth in Section 2.6.

“Accounts Receivable” means trade receivables, non-trade receivables and accrued revenues of the Company and its Subsidiaries.

“Accredited Investor” has the meaning set forth in Regulation D promulgated under the Securities Act.

“Affiliate” means, as to any Person, any other Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with such Person at any time during the period for which the determination of affiliation is being made. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Annual Financial Statements” has the meaning set forth in Section 3.8.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions located in New York, New York are authorized or obligated by Law or executive Order to close.

“Claims” means: (a) all Liabilities, (b) all losses, damages, judgments, awards, penalties and settlements, (c) all demands, claims, suits, actions, causes of action, proceedings and assessments, whether or not ultimately determined to be valid, and (d) all costs and expenses (including prejudgment interest in any litigated or arbitrated matter and other interest), court costs and fees and reasonable expenses of attorneys, consultants and expert witnesses) of investigating, defending or asserting any of the foregoing or of enforcing this Agreement; provided, however, “Claims” shall not include any punitive or consequential damages other than (i) punitive or consequential damages payable by an Indemnified Party to a Third Party and subject to indemnification pursuant to Article VIII, (ii) consequential damages arising in connection with a breach of any of the representations or warranties set forth in Section 3.8 if such breach would result in a reduction in earnings before interest, taxes and amortization (i.e., EBITDA) of the Company and its Subsidiaries reflected in the Annual Financial Statement for the 2017 fiscal year or the Most Recent Financial Statements, (iii) consequential damages arising in connection with a breach of any of the representations or warranties set forth in Section 3.16, if such breach would result in a reduction in the income of the Company and its Subsidiaries, and (iv) consequential damages arising in connection with a breach of any of the Fundamental Representations.

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Closing Net Working Capital” means an amount equal to the Working Capital determined as of the opening of business on the Closing Date.

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code Section 4980B.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, without par value, of the Company.

“Company” has the meaning set forth in the recitals of this Agreement.

“Company Indemnified Party” and “Company Indemnified Parties” have the meanings set forth in Section 6.3(a).

“Confidentiality Agreement” means that certain letter agreement dated April 2, 2018 entered into by Purchaser in favor the Company.

“Contracts” means all oral and written contracts, purchase orders, sales orders, licenses, leases and other agreements, arrangements and understandings.

“Current Assets” means, as of the applicable date, those assets of the Company and its Subsidiaries consisting of the line items reflected on the attached Exhibit A.

“Current Liabilities” means, as of the applicable date, those liabilities of the Company and its Subsidiaries consisting of the line items reflected on the attached Exhibit A.

“Earnout EBITDA” means an amount equal to the “EBITDA” line item on the income statement constituting a part of the final Earnout Statement; provided, however, that, for purposes of this Agreement, such line item shall be adjusted (a) to exclude (i) the portion of the premium for the Environmental Insurance Policy payable or paid by the Company, and (ii) any management fees paid by the Company to any Affiliate of the Company, and (b) as described in the attached Exhibit B.

“Earnout Payment Amount” means an amount equal to $7,500,000 plus $1.00 for each dollar of Earnout EBITDA in excess of $19,748,132; provided, however, that in no event shall the Earnout Payment Amount exceed $10,000,000.

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and each other retirement, pension, profit sharing, deferred compensation, equity, bonus, savings, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, welfare, holiday, vacation, retention, severance, change of control, restricted stock, phantom equity, stock appreciation right, stock purchase, fringe benefit plan or other compensation or benefit plan, fund, policy practice or arrangement of any kind that (a) is sponsored, maintained or contributed to or required to be contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate and covering or benefitting any current or former director, manager, officer, employee, worker, consultant, independent contractor or other service provider of the Company or any of its Subsidiaries (or any spouse, domestic partner, dependent or beneficiary of any such individual), or (b) with respect to which the Company or any of its Subsidiaries has (or could have) any Liability.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3(1).

“Environmental Claim” means any and all demands, proceedings, notices of violation or written claims initiated or asserted by a Person relating in any way to any Environmental Law or any permit issued under any such Environmental Law, including without limitation (a) any and all demands, proceedings, notices of violation or written claims by Governmental Authorities for enforcement, investigation, cleanup, removal, remedial or other actions or damages pursuant to any applicable Environmental Law, (b) any request for information under Section 104(e) of the Comprehensive Environmental Response, Compensation, and Liability At, 42 U.S.C. § 9601 et seq., and (c) any and all demands, proceedings, notices of violation or written claims or complaints by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief relating to Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

“Environmental Claims Escrow Deposit” means $1,500,000.

“Environmental Claims Insurance Policy” means that certain environmental insurance policy to be purchased by Purchaser in connection with this Agreement.

“Environmental Laws” means any Law relating to pollution or protection of the environment, human, health or natural resources (including flora and fauna); environmental safety or sanitation; or otherwise, including pertaining to the treatment, storage, disposal, generation, transportation, arrangement for transportation, disposal or treatment, manufacture, processing, use, distribution, labeling, warning, release, discharge, emission, threatened release, cleanup, removal, remediation or handling of Hazardous Materials, together with any regulations, codes, plans, orders, decrees, judgments, injunctions, notices or demand letters entered into, promulgated, issued or approved thereunder.

“Environmental Permits” means any Permit issued under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business that is (or, at any relevant time, was) treated as a single employer with the Company for purposes of Code Sections 414(b), (c) or (m) or for purposes of Title IV of ERISA (including Section 4001(b) of ERISA).

“Escrow Agent” means Peapack Gladstone Bank.

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.3(a).

“Estimated Purchase Price” has the meaning set forth in Section 2.3(a).

“Financial Statements” has the meaning set forth in Section 3.8.

“Former Properties” means any real property formerly owned, leased or otherwise operated by the Company or any of its Subsidiaries, and all buildings and other improvements thereon.

“Funded Debt” means the aggregate Indebtedness of the Company and its Subsidiaries as of immediately prior to the Closing, including all Indebtedness set forth on Schedule 1; provided, however, that the Indebtedness comprising the Retained Lease Obligations shall be excluded from Funded Debt.

“GAAP” means United States generally accepted accounting principles as in effect at the applicable time.

“Governmental Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, or any other public authority, whether supranational, foreign, federal, state or local, or any arbitrator.

“Hazardous Materials” means any chemicals, materials, substances, pollutants or contaminants defined or regulated by, or for which liability is or standards of conduct are imposed under, any Environmental Law, including hazardous substances (as such term is defined under any Environmental Law), solid wastes and hazardous wastes (as such terms are defined under any Environmental Law), toxic materials, oil or petroleum and petroleum products or byproducts or constituents thereof, asbestos in any form, radioactive materials, mold, mycotoxins, microbial matter, airborne pathogens (naturally occurring or otherwise), urea formaldehyde foam insulation, radon gas, polyfluroalkyl substances, perfluorooctane sulfonic acid (PFOS) and perfluorooctane acid (PFAS).

“Income Tax” means Taxes imposed on, or measured by, net income.

“Income Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Income Taxes.

“Indebtedness” means all Liabilities (a) for all indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, including all such liabilities evidenced by loan agreements, promissory notes, bonds, debentures, mortgages and similar debt security instruments, (b) for the deferred purchase price of property or services, (c) as lessee under leases required to be recorded as capitalized leases in accordance with GAAP, (d) under interest rate swaps, currency swaps, foreign exchange, hedging or similar instruments, (e) in respect of performance bonds, banker’s acceptances and letters of credit, including standby letters of credit, (f) for all obligations evidenced by notes, bonds, debentures or similar instruments, (g) for all accrued interest, premiums, fees, expenses, penalties (including prepayment and early termination penalties) owing in respect of any of the foregoing and (h) of the nature described in each of subclauses (a)-(g) above with respect to which the Company or any of its Subsidiaries is a guarantor.

“Indemnified Party” has the meaning set forth in Section 8.4.

“Indemnifying Party” has the meaning set forth in Section 8.4.

“Indemnified Taxes” means, without duplication, (a) any Taxes of the Company or any of its Subsidiaries (including Taxes for which the Company or any such Subsidiary is liable under any contract, liable as a successor, or liable as a transferor or otherwise) for any periods ending on or before the Closing Date (or the portion of any Straddle Period ending on the Closing Date, as determined under Section 6.5(d); provided that Seller shall have no obligation to indemnify Purchaser Indemnified Parties for Taxes arising from transactions not in the Ordinary Course of Business occurring on the Closing Date but after the Closing; or for any transactions occurring in the Ordinary Course of Business occurring on the Closing Date; (b) any employment or payroll Taxes imposed on the Company or its Subsidiaries related to the payment of any compensation paid or incurred in connection with the transactions contemplated by this Agreement; (c) any and all Taxes that are the responsibility of Seller pursuant to Section 6.5; and (d) any and all Taxes required to be withheld or paid by the Company or its Subsidiaries on or prior to the Closing Date in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party; provided, that in all of the foregoing cases, Indemnified Taxes shall not include any such Taxes (A) to the extent taken into account in the calculation of Closing Net Working Capital, as finally determined pursuant to Section 2.6, (B) resulting from an election under Section 338 of the Code with respect to Purchaser’s acquisition of the Shares pursuant to this Agreement or (C) resulting from a breach of the provisions of Section 6.5(c).

“Indemnity Escrow Deposit” means $500,000.

“Insurance Policies” has the meaning set forth in Section 3.18.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names and rights in telephone numbers, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases and related documentation), (g) all advertising and promotional materials, (h) all other proprietary or intellectual property rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).

“Inventory” means all inventory, merchandise, finished goods, work in progress and raw materials owned, stored or otherwise held by or on behalf of the Company or any of its Subsidiaries.

“Law” means any law, statute, regulation, rule, ordinance, requirement, announcement or other binding action of a Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property.

“Liability” or “Liabilities” means any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured.

“Lien” means any mortgage, pledge, lien (statutory or otherwise), encumbrance, charge, security interest, claim, license, equity, option, conditional sales contract, assessment, levy, easement, covenant, condition, reservation, encroachment, hypothecation, restriction, right-of-way, exception, limitation, possibilities of reversion, rights of refusal or encumbrances of any nature whatsoever.

“Material Adverse Effect” or “Material Adverse Change” means any circumstance, condition, effect or change that would be materially adverse to the business, assets, Liabilities, condition (financial or otherwise), operating results or operations of the Company and its Subsidiaries, taken as a whole, or on the ability of any Party to timely perform its obligations hereunder, but shall exclude any circumstance, condition, event or change relating to or arising from (a) securities or financial markets, (b) changes in Law, (c) economic, regulatory or political conditions in the industries or markets in which the Company or any of its Subsidiaries operates, including commodity and raw material markets or prices, (d) the entry into, announcement or performance of this Agreement, or (e) national or international political conditions, including hostilities, war (whether or not declared), national emergency or terrorist attack, in each of the cases described in subclauses (a)-(e), if and to the extent such circumstance, condition, event or change does not have a materially disproportionately impact on the Company and its Subsidiaries relative to similarly situated companies principally engaged in the industries in which the Company and its Subsidiaries conduct their business.

“Material Customers” has the meaning set forth in Section 3.24.

“Most Recent Financial Statements” has the meaning set forth in Section 3.8.

“Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).

“Order” means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by a Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business of the Company or any of its Subsidiaries (as applicable) consistent with past custom and practice.

“Organizational Documents” means (a) the articles or certificate of incorporation and bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the certificate of formation, operating agreement or comparable documents of a limited liability company; and (e) any amendment to any of the foregoing.

“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, and all buildings and other improvements thereon.

“Party” or “Parties” means Seller and/or Purchaser, as the case may be.

“Permit” or “Permits” has the meaning set forth in Section 3.12.

“Permitted Liens” means (a) Liens for Taxes that are not yet due or are being contested in good faith by appropriate proceedings, (b) Liens to secure payments of workmen’s compensation, unemployment and other similar insurance, (c) mechanics’, workmen’s, materialmen’s, repairmen’s, warehousemen’s, vendors’, landlords’ or carriers’ Liens arising in the Ordinary Course of Business, and (d) Liens set forth on Schedule 1.1.

“Person” means an individual or a partnership, limited liability company, corporation, association, joint stock company, trust, joint venture, unincorporated organization, other business entity or Governmental Authority.

“Preliminary Purchase Price” has the meaning set forth in Section 2.2(a).

“Projects/Services” means all goods or services currently or at any time previously sold by, or bearing a current or former trademark of, the Company, any of its Subsidiaries or any predecessor of any of the foregoing.

“Prohibited Transaction” has the meaning set forth in ERISA Section 406 and Code Section 4975.

“Purchase Price” has the meaning set forth in Section 2.2(b).

“Purchaser” has the meaning set forth in the first paragraph of this Agreement.

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.1.

“R&W Insurance Policy” means that certain insurance policy issued by the R&W Insurance Provider in connection with this Agreement.

“R&W Insurance Provider” means Vale Insurance Partners or such other insurance provider mutually agreed upon by Purchaser and Seller.

“Real Property” means all of the Owned Real Property and Leased Real Property.

“Representatives” means a given Person’s officers, directors, managers, employees, members, advisors, consultants, agents or representatives.

“Retained Lease Obligations” means the buyout amount of $791,031 for the leases referenced on the attached Exhibit D.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the first paragraph of this Agreement.

“Seller Indemnified Parties” has the meaning set forth in Section 8.2.

“Seller’s Knowledge” means the knowledge of Richard Baum, Stephen P. Mance, Kenneth D. Daiss and/or Mark Koenen, assuming that each such Person has made a reasonable inquiry.

“Shares” has the meaning set forth in the Recitals.

“Statement of Closing Net Working Capital” has the meaning set forth in Section 2.5.

“Straddle Period” means any period for Taxes beginning before and ending after the Closing Date.

“Subsidiary” means, as to any Person, (a) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such is at the time owned by such Person and/or one or more Subsidiaries of such Person, and (b) any limited liability company, partnership, limited partnership, joint venture, unincorporated association or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest or has the power or authority, through ownership of voting securities, by contract or otherwise, to exercise control over the business affairs of the entity.

“Target Closing Net Working Capital” means an amount equal to $13,049,221.

“Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, escheat, unclaimed property, capital stock, franchise, profits, withholding, social security (or similar), unemployment, payroll, license, disability, special assessment, real property, personal property, real property gains, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not and whether imposed by Law, Order, Contract or otherwise.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Third Party” means any Person that is not a Party or an Affiliate of a Party.

“Threshold” has the meaning set forth in Section 8.1(c).

“Transaction Expenses” means (a) all fees, costs and expenses accrued or incurred by the Company or any of its Subsidiaries in connection with the transactions contemplated in this Agreement, including all legal, accounting, investment banking and financial advisory fees, costs and expenses accrued or incurred in connection with the negotiation and effectuation of the terms and conditions of this Agreement, the transactions contemplated in this Agreement and the process conducted by the Company that was designed to lead to the transactions contemplated in this Agreement or similar transactions (including the entirety of such process during such time, including the portion that involved other potential acquirers of the Company), including, but not limited to, all fees and out of pocket expenses due to Alantra LLC and Sills Cummis & Gross P.C. with respect to the transactions contemplated in this Agreement, all fees, costs and premiums incurred in connection with the procurement of the insurance policy described in Section 7.3(r) and fifty percent (50%) of the premium paid for the Environmental Insurance Policy, and (b) all retention, bonus (other than fiscal year end bonuses paid by the Company in November 2018), change in control or similar payments that become payable by the Company or any of its Subsidiaries to any current or former Representative of the Company pursuant to any Contract in effect immediately prior to the Closing, whether payable immediately or in the future, as a result of the consummation of the transactions contemplated by this Agreement, including any Taxes associated therewith.

“Unpaid Transaction Expenses” means the aggregate amount of Transaction Expenses that remain unpaid as of the Closing.

“Working Capital” means (a) the Current Assets as of the opening of business on the Closing Date minus (b) the Current Liabilities as of the opening of business on the Closing Date, in each case calculated in accordance with GAAP applied in a manner (including the basis of calculation of individual line items and the determination of allowances and reserves) consistent with the balance sheets included in the Most Recent Financial Statements, as modified by the procedures set forth on the attached Exhibit A. For the avoidance of doubt and for the purpose of avoiding double counting, the calculation of Working Capital shall not take into account any item or expense included in the calculation of Funded Debt or Unpaid Transaction Expenses, in each case, that was paid as of the Closing. In addition, the calculation of Working Capital shall exclude any Tax assets or liabilities related to deferred Taxes established to reflect timing differences between book and Tax income.

“Working Capital Escrow Deposit” means $500,000.

1.2 Interpretation. Unless otherwise expressly provided or unless the context requires otherwise: (a) all references in this Agreement to Articles, Sections, Schedules and Exhibits shall mean and refer to Articles, Sections, Schedules and Exhibits of this Agreement; (b) all references to statutes and related regulations shall include all amendments of the same and any successor or replacement statutes and regulations; (c) words using the singular or plural number also shall include the plural and singular number, respectively; (d) references to “hereof”, “herein”, “hereby” and similar terms shall refer to this entire Agreement (including the Schedules and Exhibits hereto); (e) references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Authority, Persons succeeding to the relevant functions of such Person); (f) the term “including” shall be deemed to mean “including, without limitation”; (g) words of any gender or neuter include each other gender and neuter; and (h) whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless such reference is specifically to “Business Days.”

ARTICLE II

SALE AND PURCHASE OF SHARES

2.1 Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall purchase from Seller, and Seller shall sell, transfer and deliver to Purchaser, free and clear of all Liens, all right, title and interest in and to the Shares.

2.2 Purchase Price. The purchase price for the Shares (the “Purchase Price”) shall be an aggregate amount equal to:

(a) $115,000,000 (the “Preliminary Purchase Price”);

(b) (i) plus the amount, if any, by which the Closing Net Working Capital is greater than the Target Closing Net Working Capital, or

(ii) minus the amount, if any, by which the Target Closing Net Working Capital is greater than the Closing Net Working Capital;

(c) plus the amount of capital expenditures that were both described in the budget approved by the Parties and paid by the Company during the period beginning on December 1, 2018 and ending on the date immediately preceding the Closing Date;

(d) minus the aggregate amount of the Funded Debt and Unpaid Transaction Expenses set forth in the payoff letters furnished pursuant to Section 7.3(i) hereof;

(e) minus the amount of the Retained Lease Obligations; and

(f) plus the amount that becomes payable in accordance with Section 2.4, if any.

2.3 Payment of Purchase Price. The Purchase Price shall be paid in accordance with this Section 2.3.

(a) Five (5) Business Days prior to the Closing, Seller shall prepare and deliver to Purchaser a schedule that reflects Seller’s reasonable, good faith estimate of the Statement of Closing Net Working Capital (the “Estimated Closing Net Working Capital”) together with all supporting documentation reasonably requested by the Purchaser. The term “Estimated Purchase Price” shall mean and be an amount equal to the Preliminary Purchase Price (i) (x) plus the amount, if any, by which the Estimated Closing Net Working Capital is greater than the Target Closing Net Working Capital, or (y) minus the amount, if any, by which the Target Closing Net Working Capital is greater than the Estimated Closing Net Working Capital and (ii) minus the amount of the Funded Debt and Unpaid Transaction Expenses set forth in the payoff letters furnished pursuant to Section 10.3(i) hereof.

(b) At the Closing, (i) an amount equal to the Estimated Purchase Price minus the sum of the Working Capital Escrow Deposit and the Indemnity Escrow Deposit shall be paid by Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Seller, (ii) the respective amounts of the Funded Debt and Unpaid Transaction Expenses set forth in the payoff letters furnished pursuant to Section 7.3(i) hereof shall be paid by Purchaser (on behalf of the Company and its Subsidiaries) to the Persons and in the amounts specified in, and in accordance with, such payoff letters and (iii) the respective amounts of the Working Capital Escrow Deposit and the Indemnity Escrow Deposit shall be deposited by Purchaser with Escrow Agent in accordance with the Escrow Agreement.

(c) Within two (2) Business Days after the determination of the final Statement of Closing Net Working Capital:

(i) if the Closing Net Working Capital is greater than the Estimated Closing Net Working Capital, Purchaser shall pay to Seller an amount equal to the difference by wire transfer of immediately available funds to an account or accounts designated in writing by Seller; or

(ii) if the Estimated Net Working Capital is greater than the Closing Net Working Capital, Seller shall pay to Purchaser an amount equal to the difference in the form of immediately available funds by wire transfer to an account designated in writing by Purchaser.

2.4 Earnout Consideration.

(a) On or before November 30, 2019, Purchaser shall prepare and deliver to Seller an unaudited consolidated income statement of the Company and its Subsidiaries with respect to the 12-month period ended September 30, 2019 (the “Earnout Statement”). The Parties agree that the Earnout Statement shall be based upon the books and records of the Company and its Subsidiaries and shall be prepared in accordance with GAAP applied on a consistent basis (including normal year-end adjustments but subject to the adjustments described within the definition of Earnout EBITDA). The Parties shall comply with the procedures set forth in Section 2.6 with respect to the review and potential adjustment of the Earnout Statement.

(b) Within two (2) Business Days after the determination of the final Earnout Statement, Purchaser shall pay to Seller, in the form of immediately available funds by wire transfer to an account designated in writing by Seller, the Earnout Payment Amount if, and only if, the Earnout EBITDA reflected on the final Earnout Statement is $19,748,132 or more.

(c) Within thirty (30) days following the end of each calendar month, commencing with the calendar month in which the Closing occurs and ending with the calendar month ending September 30, 2019, Purchaser shall prepare and deliver to Seller an unaudited consolidated income statement of the Company and its Subsidiaries with respect to such calendar month. The Parties agree that such monthly financial statements shall be based upon the books and records of the Company and its Subsidiaries and shall be prepared in a manner consistent with Purchaser’s historical practices relative to monthly financial statements.

2.5 Statement of Closing Net Working Capital. Within sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement of the Closing Net Working Capital (the “Statement of Closing Net Working Capital”) together with all supporting documentation reasonably requested by Seller. The Parties shall comply with the procedures set forth in Section 2.6 with respect to the review and potential adjustment of the Statement of Closing Net Working Capital.

2.6 Final Determination Process. The Statement of Closing Net Working Capital or the Earnout Statement (as the case may be, the “Subject Statement”) shall be final and binding on the Parties unless Seller shall, within sixty (60) days following the delivery of the applicable Subject Statement, deliver to Purchaser written notice of disagreement with the Subject Statement. If Seller shall raise any such disagreement within the aforesaid sixty (60) day period, then Seller and Purchaser shall attempt to resolve the disputed matters through negotiation. If Seller and Purchaser are unable to resolve all disagreements within sixty (60) days of receipt by Purchaser of a written notice of disagreement, or such longer period as may be agreed by Purchaser and Seller, then either Seller or Purchaser may elect to have the disagreements resolved by Crowe Horwath LLP or another mutually acceptable independent public accounting firm that is not the independent auditor of Purchaser, the Company, Seller or any of their respective Affiliates (the Person so selected shall be referred to herein as the “Accounting Firm”). The Accounting Firm so selected shall consider only those items and amounts set forth in the Subject Statement as to which Purchaser and Seller have disagreed, within the time periods and on the terms specified above, by reason of the Subject Statement not being prepared in accordance with the provisions of Section 2.4(a) or 2.5 (as applicable) or the amounts set forth in the Subject Statement being determined based on any mathematical, clerical or similar errors. The Accounting Firm shall resolve the disagreement in accordance with the terms and provisions of this Agreement. In doing so, the

Accounting Firm, acting as an expert and not as an arbitrator, shall determine on the basis of the standards expressly set forth in this Agreement, and only with respect to the remaining accounting related differences so submitted to the Accounting Firm (and not by independent review), whether and to what extent, if any, the amounts reflected in the Subject Statement require adjustment. The Accounting Firm shall be instructed to use every reasonable effort to perform its services within fifteen (15) days after submission of the disagreements to it and, in any case, as soon as practicable after such submission. In resolving the disagreements, the Accounting Firm (i) shall utilize the criteria set forth in Section 2.5 or Section 2.6 (as the case may be) and (ii) shall not assign a value to any item greater than the greatest value for such item claimed by Purchaser or Seller, or less than the smallest value for such item claimed by Purchaser or Seller, as set forth in the Subject Statement or Seller’s written notice of disagreement with respect thereto. In submitting a dispute to the Accounting Firm, each of the Parties shall concurrently furnish, at its own expense, to the Accounting Firm and the other Party such documents and information as the Accounting Firm may reasonably request. Each Party may also furnish to the Accounting Firm such other information and documents as it deems relevant, with copies of such submission and all such documents and information being concurrently given to the other Party. The Accounting Firm shall issue a detailed written report that sets forth the resolution of all disagreements submitted to it. Absent fraud or manifest error, such report shall be final and binding upon the Parties. The fees and expenses of the Accounting Firm incurred in connection with the determination of the disputed items by the Accounting Firm shall be borne by (i) Purchaser if the Accounting Firm’s determination of the disputed items shall vary from Purchaser’s determination of the disputed items by more than the difference between Seller’s determination of the disputed items and the Accounting Firm’s determination of the disputed items, or (ii) Seller if the Accounting Firm’s determination of the disputed items shall vary from Seller’s determination of the disputed items by more than the difference between Purchaser’s determination of the disputed items and the Accounting Firm’s determination of the disputed items. Purchaser and Seller shall cooperate fully with the Accounting Firm and respond on a timely basis to all requests for information or access to documents or personnel made by the Accounting Firm or by other parties hereto, all with the intent to fairly and in good faith resolve all disputes relating to the Subject Statement as promptly as reasonably practicable.

2.7 Post-Closing Operational Covenants During the Earnout Period. The Parties agree to the provisions set forth in the attached Exhibit C.

2.8 Confidentiality. Except to the extent required by applicable Law, Seller shall not directly or indirectly disclose any content of the Subject Statement or any related information or any information described in Section 2.4(c) to any Person (other than the Accounting Firm in connection with the resolution of disagreements pursuant to Section 2.6 or to the employees, consultants or advisors of Seller and/or any of its Affiliates, each of whom shall maintain such information in a manner consistent with this Section 2.8) without the prior written consent of Purchaser.

2.9 Withholding. Notwithstanding other provision in this Agreement to the contrary, Purchaser shall have the right to deduct and withhold from any payments to be made hereunder any amounts required to be withheld from such payments. All such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the applicable recipient of payment in respect of which such deduction and withholding was made. Purchaser shall provide notice in advance of such withholding to the extent reasonable in the circumstances, and shall cooperate with any reasonable request from Seller to minimize such withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY AND ITS SUBSIDIARIES

As an inducement to Purchaser to execute and deliver this Agreement, Seller hereby makes the following representations and warranties to Purchaser:

3.1 Organization, Qualification and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Ohio. Each of the Company’s Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction set forth opposite its name in Schedule 3.1. Each of the Company and its Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to be so qualified would not result in a Material Adverse Effect. Schedule 3.1 sets forth a correct and complete list of the jurisdictions in which the Company and its Subsidiaries are duly licensed or qualified to do business as a foreign entity. Each of the Company and its Subsidiaries has the full corporate power and authority necessary to carry on its respective business and to own and use the properties owned and used by it. Schedule 3.1 sets forth a correct and complete list of the directors and officers of the Company and its Subsidiaries. Seller has made available to Purchaser true, complete and accurate copies of the Organizational Documents and minute books of each of the Company and its Subsidiaries in effect as of the date hereof.

3.2 Capitalization. Schedule 3.2 sets forth a correct and complete list of the Company’s authorized and issued and outstanding shares of capital stock. All of the issued and outstanding shares of capital stock of the Company (i.e., the Shares) have been and are duly authorized, validly issued, fully paid and nonassessable and held of record and beneficially by Seller as set forth in Schedule 3.2. Other than the Shares, there are no issued and outstanding or authorized equity securities of the Company of any kind or nature, including any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts or commitments that could require the Company to issue, sell or otherwise cause to become outstanding any equity securities of any kind or nature. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company. There are no voting trusts, proxies or other Contracts with respect to the voting, repurchase, redemption, issuance, ownership, sale, transfer or disposition of the Shares.

3.3 Authorization of Transaction. The Company has the power and authority to execute and deliver the documents and instruments to be executed and delivered by the Company pursuant to this Agreement and to perform its obligations thereunder. When executed and delivered, the documents and instruments to be executed and delivered by the Company pursuant to this Agreement will constitute the valid and legally binding obligation of the Company, enforceable in accordance with their respective terms and conditions except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and except as such enforceability of this Agreement is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law). The execution, delivery and performance of all agreements contemplated hereby have been duly authorized by the Company.

3.4 Noncontravention. Except as set forth in Schedule 3.4, neither the execution and the delivery of the documents and instruments to be executed and delivered by the Company pursuant to this Agreement, nor the performance by the Company of its obligations thereunder, will (i) violate any provision of the Organizational Documents of the Company or any of its Subsidiaries, (ii) violate any Laws or Orders to which the Company or any of its Subsidiaries is subject, (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any assets of the Company or any of its Subsidiaries are subject, or (iv) result in the imposition of any Lien upon any Shares or any of the assets of the Company or any of its Subsidiaries. Except as set forth in Schedule 3.4, no Order of or filing with, or notification to or consent, approval, authorization, or permit from any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or the other documents and instruments to be executed and delivered pursuant hereto or the consummation of the transactions contemplated hereby or thereby.

3.5 Subsidiaries. Except as set forth in Schedule 3.5, the Company does not have any direct or indirect Subsidiaries or otherwise directly or indirectly own any equity securities of any Person. The Company owns, directly or indirectly, all of the issued and outstanding capital stock of each of its Subsidiaries as set forth in Schedule 3.5, free and clear of all Liens other than Permitted Liens. All of the issued and outstanding shares of capital stock of the Subsidiaries of the Company have been and are duly authorized, validly issued, fully paid and nonassessable and held of record and beneficially by the Company as set forth in Schedule 3.5. Except as set forth in Schedule 3.5, there are no outstanding or authorized equity securities of any Subsidiary of the Company of any kind or nature, including any options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts or commitments that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding any equity securities. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to any Subsidiary of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting, repurchase, redemption, issuance, ownership, sale, transfer or disposition of any equity securities of any Subsidiary of the Company.

3.6 Title to Assets; Condition.

(a) Each of the Company and its Subsidiaries has good and marketable fee title to, or a valid and subsisting leasehold interest in, its assets, including the assets that it uses in the conduct of its business, free and clear of all Liens other than Permitted Liens or as disclosed in Schedule 3.6. Except for those assets that are subject to the personal property leases set forth in Schedule 3.16 and as set forth on Schedule 3.6, each of the Company and its Subsidiaries has good and marketable fee title to all of its material assets, including the material assets that it uses in the conduct of its business (including all assets reflected in the Most Recent Financial Statements (except for assets sold since the date of the Most Recent Financial Statements in the Ordinary Course of Business). Except as set forth on Schedule 3.6, the Company and its Subsidiaries are not using or in possession of any assets that are not owned, licensed or leased by them.

(b) All material tangible assets owned, licensed or leased by the Company and its Subsidiaries are in good operating condition and repair (ordinary wear and tear excepted) and have been maintained consistent with the standards generally followed in the industry. All buildings, plants and other structures (including all fixtures and systems located thereon) owned or leased by the Company and its Subsidiaries are in good condition and repair and are free from any material defects, including structural defects or defects affecting the plumbing, electrical, sewerage, or heating, ventilating or air conditioning systems (except for such defects as do not materially interfere with the use thereof in the conduct of the normal operations of the business).

3.7 Accounts Receivable. Except for inter-company accounts receivable of the Company and its Subsidiaries or as set forth in Schedule 3.7, the Accounts Receivable (i) were acquired by the Company or such Subsidiaries from bona fide sales of goods and services in the Ordinary Course of Business to Persons that are not Affiliates of the Company or such Subsidiaries, (ii) are the valid and legally binding obligations of the Persons obligated to pay such amounts, (iii) to Seller’s Knowledge, are collectible (net of the reserves for doubtful accounts shown on the final Statement of Closing Net Working Capital) in the Ordinary Course of Business, (iv) are not subject to any setoff or counterclaim, and (v) other than in the Ordinary Course of Business, are not in dispute.

3.8 Financial Statements. Seller has provided to Purchaser the following financial statements for Company and its Subsidiaries: (i) annual audited consolidated financial statements for the Company and its Subsidiaries for the fiscal years ended September 30, 2017 and 2016 (the “Annual Financial Statements”); and (ii) the annual audited consolidated financial statements for the Company and its Subsidiaries for the fiscal year ended September 30, 2018 (the “Most Recent Financial Statements” and, collectively with the Annual Financial Statements, “Financial Statements”). The Financial Statements (including the footnotes thereto) (A) have been prepared from and consistent with such financial statements as have been prepared and used by the Company and its Subsidiaries in the ordinary course of managing their business and measuring and reporting its assets, liabilities and financial results, (B) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and (C) present fairly in all material respects the assets, Liabilities, financial position, results of operations and cash flows of the Company and its Subsidiaries as of such dates and for such periods indicated.

3.9 Events Subsequent to Most Recent Financial Statements. Except as set forth in Schedule 3.9, since the date of the Most Recent Financial Statements, the Company and its Subsidiaries have conducted their respective businesses only in the Ordinary Course of Business. Except as set forth in Schedule 3.9, since the date of the Most Recent Financial Statements:

(a) none of the Company or its Subsidiaries has sold, leased, transferred, or assigned any of its material assets, other than Inventory or supplies sold or used in the Ordinary Course of Business;

(b) none of the Company or its Subsidiaries has entered into, amended or terminated any Contract of the type described in Section 3.16 or outside the Ordinary Course of Business;

(c) none of the Company or its Subsidiaries has delayed or postponed the payment of accounts payable and other Liabilities;

(d) there have been no changes made or authorized by the Company’s or any of its Subsidiaries’ Board of Directors in the Organizational Documents of the Company or such Subsidiary;

(e) none of the Company or its Subsidiaries has issued, sold, or otherwise disposed of, or redeemed or otherwise purchased, any of its capital stock or other equity securities, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock or other equity securities;

(f) none of the Company or its Subsidiaries has made any loan to, or entered into any other transaction with, any of its respective stockholders, directors, officers or employees (or any Affiliate of any thereof) (other than related to employment in the Ordinary Course of Business);

(g) none of the Company or its Subsidiaries has made any change in employment terms for any of its respective directors, officers or employees;

(h) there has not been (i) any change, event, development, condition, occurrence or combination of changes, events, developments, conditions or occurrences that, individually or in the aggregate, has resulted, or will result, in a Material Adverse Effect, (ii) any material loss, damage or destruction, whether or not covered by insurance, relating to or affecting the business, material assets or Liabilities of the Company and its Subsidiaries, (iii) any increase in the salary or wage rates payable or to become payable, or incentive compensation opportunities available or to become available, to any employee of the Company or any of its Subsidiaries or any increase in the benefits available under any Benefit Plan; (iv) any material change in the accounting methods of the Company or any of its Subsidiaries, except as required by GAAP or applicable Law; or (v) any revocation or change to any Tax election or method of Tax accounting, or any settlement of any dispute with respect to Taxes, by the Company or any of its Subsidiaries; and

(i) none of the Company or its Subsidiaries has committed to do any of the foregoing.

3.10 Undisclosed Liabilities. Except as set forth in Schedule 3.10, (a) none of the Company or its Subsidiaries has any material liability which is required under GAAP to be, but is not, set forth on the face of the balance sheet included in the Most Recent Financial Statements, and (b) since the date of the Most Recent Financial Statements, none of the Company or its Subsidiaries has incurred any material liability other than commercial Liabilities incurred in the Ordinary Course of Business.

3.11 Legal Compliance. Except for past violations for which the Company and its Subsidiaries are not subject to any current Liability and cannot become subject to any future Liability, the Company and its Subsidiaries (including their respective business and assets) are and have been in compliance with all applicable Laws and Orders except for instances of noncompliance where neither the costs and penalties associated with noncompliance nor the costs associated with rectifying the noncompliance, individually or in the aggregate, are material. Since January 1, 2015, neither the Company nor any of its Subsidiaries has received written notice of any violation or alleged violation of any Laws or Orders in any material respect. All material reports, filings and other instruments required to be filed by or on behalf of the Company or any of its Subsidiaries with any Governmental Authority have been filed and, when filed, were correct and complete in all material respects. No action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice (collectively, “Litigation”) has been filed or commenced against the Company or any of its Subsidiaries or any of their respective directors, officers or employees (in such capacity) alleging any failure to comply with applicable Laws and Orders.

3.12 Permits. Each of the Company and its Subsidiaries has rights to all licenses, franchises, permits, consents, registrations, certificates, authorizations and other approvals issued by any Governmental Authority (individually, a “Permit” and, collectively, “Permits”) required for the conduct of the business of the Company or such Subsidiary as now being conducted. All such Permits are set forth in Schedule 3.12, are in full force and effect and will not be affected or made subject to any loss, limitation or obligation to reapply as a result of the consummation of the transactions contemplated by this Agreement. Except for past violations for which the Company and its Subsidiaries are not subject to any current material Liability and with respect to which such violations are not reasonable likely to create any material future Liability, the Company and its Subsidiaries (including their respective business and assets) are and have been in compliance with all such Permits except for instances of noncompliance where neither the costs and penalties associated with noncompliance nor the costs associated with rectifying the noncompliance, individually or in the aggregate, are material.

3.13 Tax Matters. Except as provided in Schedule 3.13:

(a) Each of the Company and its Subsidiaries has timely filed all material Tax Returns for all years and periods (and portions thereof) and for all jurisdictions (whether federal, state, local or foreign) in which any such returns, reports or estimates were due and all such Tax Returns were true, correct, and complete in all material respects.

(b) All Taxes due and payable by each of the Company and its Subsidiaries have been paid.

(c) None of the Company or its Subsidiaries has executed or filed with any taxing authority (whether federal, state, local or foreign) any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any Taxes, which extension is still outstanding, and no power of attorney granted by any of the Company or its Subsidiaries with respect to any Taxes is currently in force.

(d) No federal, state, local or foreign Tax audits or other administrative proceeding, discussions or court proceedings are presently pending or, to Seller’s Knowledge, threatened with regard to any Tax Returns of the Company or any of its Subsidiaries.

(e) Each of the Company and its Subsidiaries is not (and has never been) a “United States real property holding corporation” within the meaning of Code section 897(c).

(f) Since January 1, 2014, no claim has been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that either the Company or its Subsidiaries is or may be subject to taxation by or filing requirements with that jurisdiction.

(g) The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of September 30, 2017 exceed the reserve for Tax Liability (excluding reserves for deferred Taxes) set forth on the face of balance sheet in the Annual Financial Statements for September 30, 2017 (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing Tax Returns. Since September 30, 2017, none of the Company nor its Subsidiaries has incurred any Tax Liability arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past practice. The Tax reserve, deferred Tax assets and Liabilities and the Liability for uncertain Tax positions set forth in the Financial Statements was prepared in accordance with FAB Accounting Standards Codification Topic 740, “Accounting for Income Taxes,” and the Company and its Subsidiaries have retained possession of all applicable work papers and supporting materials.

(h) Seller has delivered to Purchaser (including by making accessible in an electronic data room) copies of all federal, state, local and foreign income, franchise and similar Tax Returns, examination and audit reports and IRS Forms 3115 of the Company and its Subsidiaries with respect to taxable periods beginning on or after October 1, 2014, and all proposed and final assessments, and statements of deficiencies assessed against, or agreed to by, the Company and its Subsidiaries since October 1, 2014.

(i) Neither the Company nor its Subsidiaries are party to, or bound by, any Tax indemnity, Tax sharing, Tax allocation or similar Contract (other than Contracts entered into in the Ordinary Course of Business that do not specifically pertain to Taxes, such as leases and licenses). The Company and its Subsidiaries are in compliance with the terms and conditions of all applicable Tax exemptions, Contracts relating to Taxes or Tax orders of any Governmental Authority to which they may be subject or that they may have claimed, and consummation of the transactions contemplated by this Agreement will not have any adverse effect on such compliance. No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or its Subsidiaries.

(j) Neither the Company nor its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group the common parent of which was the Company). Neither the Company nor any of its Subsidiaries has any Liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Laws), as transferee or successor, by Contract or otherwise.

(k) Neither the Company nor any of its Subsidiaries is a party to any nonqualified deferred compensation plan that the Company reasonably believes fails or could fail to meet the requirements of Section 409A(a)(2), (3) and (4) of the Code. Neither the Company nor its Subsidiaries is a party to any Contract, plan or other arrangement that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any similar provision of state, local or foreign Laws), (ii) any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any similar provision of state, local or foreign Laws) or (iii) any obligation to withhold Taxes pursuant to Section 4999 of the Code (or any similar provision of state, local or foreign Laws).

(l) Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item or deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of: (i) any change in a method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) an installment sale or open transaction occurring on or prior to the Closing Date; (iii) a prepaid amount received on or before the Closing Date; (iv) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign Law; or (v) any election under Section 108(i) of the Code.

(m) Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2. Neither the Company nor its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code. Neither the Company nor its Subsidiaries is, and has ever been, a party to, a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b). Neither the Company nor its Subsidiaries has agreed, or is required to make, any adjustment under Section 263A, 481 or 482 of the Code (or any corresponding provision of state, local or foreign Laws) by reason of a change in accounting method or otherwise.

(n) Neither the Company nor its Subsidiaries (i) has a permanent establishment (within the meaning of the applicable Tax treaty) or otherwise has an office or fixed place of business in a country outside the United States; (ii) has ever participated in an international boycott, as defined in Section 999 of the Code, (iii) has entered into a gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8, or (iv) has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code. Both the Company and its Subsidiaries have collected all sales, value-added, or use Taxes required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority (or have timely and properly collected and maintained all resale certificates, exemption certificates, and other documentation required to qualify for any exemption from the collection or payment of sales or use Taxes imposed or due).

3.14 Real Property.

(a) Schedule 3.14(a) contains a complete and accurate schedule of the Owned Real Property, including the name of the entity owning each such property. Each entity that owns Owned Real Property has valid, marketable and insurable fee simple title to the Owned Real Property owned by it, free and clear of Liens except for Permitted Liens. No Owned Real Property is subject to any sales contract, option, right of first refusal or similar agreement or arrangement with any Third Party.

(b) Schedule 3.14(b) sets forth each Lease under which the Company or any of its Subsidiaries has rights in any Leased Real Property and the address of each such Leased Real Property. True and complete copies of each Lease have been made available to Purchaser by the Company. The Company and its Subsidiaries have valid and subsisting leasehold interests in the Leased Real Property free and clear of Liens except for Permitted Liens. Except as otherwise set forth in Schedule 3.14(b), with respect to the Leased Real Property: (i) each Lease is a valid and binding obligation of the Company or its Subsidiary (as applicable) enforceable in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent conveyance and other similar Laws affecting creditors’ rights generally and by general principles of equity); (ii) neither the Company nor, to Seller’s Knowledge, any other party to any Lease is in breach thereof or default thereunder; and (iii) no Lease requires the consent of any landlord, sublandlord or other Person in order to consummate the transactions contemplated by this Agreement.

(c) Since January 1, 2015, (i) neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any of the Real Property; and (ii) neither the Company nor any of its Subsidiaries has received any notice of any pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of the Owned Real Property, and to Seller’s Knowledge, no such proceeding is threatened or contemplated.

(d) Except as set forth in Schedule 3.14(d), the use of all Real Property as currently used by the Company and its Subsidiaries is a permitted use by right in the applicable zoning classification and is not a nonconforming use or a conditioned use, and no variances are needed and none have been granted with respect to same. All of the Real Property currently has permanent rights of access to dedicated public rights of way, and to Seller’s Knowledge, no fact or condition exists that would prohibit or adversely affect such permanent rights of access and, to Seller’s Knowledge, there is no pending or threatened restriction or denial, governmental or otherwise, affecting same. There is not (i) any claim of adverse possession or prescriptive rights involving or affecting any of the Owned Real Property, (ii) any structure or other improvement located on any Owned Real Property that encroaches on or over the boundaries of neighboring or adjacent properties or (iii) any structure or other improvement of any other Person that encroaches on or over the boundaries of any Owned Real Property. None of the Owned Real Property is located in a flood plain, flood hazard area, wetland or lakeshore erosion area within the meaning of any Law. To Seller’s Knowledge, there is no (A) planned or proposed increase in assessed valuations of any Real Property, (B) Order requiring repair, alteration or correction of any existing condition affecting any Real Property or (C) condition or defect that could give rise to an Order of the sort referred to in subclause (B) above.

3.15 Intellectual Property.

(a) Neither the Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or violated any Intellectual Property rights of Third Parties and, except as set forth in Schedule 3.15(a), neither the Company nor any of its Subsidiaries has received any material written charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that the Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any Third Party). To Seller’s Knowledge, no Third Party is interfering with, infringing upon, misappropriating or violating any Intellectual Property rights of the Company or any of its Subsidiaries.

(b) Schedule 3.15(b) sets forth a correct and complete description of (i) all issued patents, registered trademarks and registered copyrights owned (as opposed to licensed), and (ii) all pending applications for patents, trademarks and copyrights by the Company or any of its Subsidiaries. With respect to each item of Intellectual Property owned by the Company or any of its Subsidiaries:

(i) the Company or such Subsidiary possesses all right, title and interest in and to the item, free and clear of any Lien (other than Permitted Liens);

(ii) the item is not subject to any outstanding Order; and

(iii) no Litigation is pending or, to Seller’s Knowledge, is threatened that challenges the legality, validity, enforceability, use or ownership of the item.

(c) Schedule 3.15(c) identifies each item of material Intellectual Property that any Third Party owns and that the Company or any of its Subsidiaries uses pursuant to license, sublicense, agreement or permission. With respect to each item of Intellectual Property that the Company or any of its Subsidiaries uses pursuant to license, sublicense, agreement or permission from a Third Party:

(i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect against the Company or its Subsidiary, as applicable, and, to Seller’s Knowledge, each other party thereto;

(ii) the Company or its Subsidiary, as applicable, and, to Seller’s Knowledge, each other party thereto is not in breach or default thereunder, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder;

(iii) no party to the license, sublicense, agreement or permission has repudiated any provision thereof;

(iv) neither the Company nor any of its Subsidiaries has received written notice that any party to the license, sublicense, agreement or permission intends to cancel, not renew or terminate the license, sublicense, agreement or permission or to exercise or not exercise an option thereunder; and

(v) the license, sublicense, agreement or permission will not be terminated or cancelled, or the Company’s or its Subsidiary’s rights thereunder diminished or impaired, or the Company’s or its Subsidiary’s obligations thereunder increased, as a result of the sale of the Shares and other transactions contemplated by this Agreement.

3.16 Contracts. Schedule 3.16 lists the following Contracts to which the Company or any of its Subsidiaries is a party:

(a) any Contract (or group of related Contracts) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum or a term that, absent early termination by the Company or any of its Subsidiaries, would continue for more than twelve (12) months after the Closing Date;

(b) any Contract (or group of related Contracts) for the purchase or sale of supplies, products or other assets or for the furnishing or receipt of services which involve consideration in excess of $50,000 or a term that, absent early termination by the Company or any of its Subsidiaries, would continue for more than twelve (12) months after the Closing Date;

(c) any Contract (or group of related Contracts) for the formation or governance of a partnership, joint venture, strategic alliance, joint development or similar arrangement;

(d) any Contract (or group of related Contracts) under which the Company or any of its Subsidiaries has created, incurred, assumed or guaranteed any Indebtedness or under which a Lien has been imposed on any of assets, tangible or intangible, of the Company or any of its Subsidiaries;

(e) any Contract (or group of related Contracts) (i) prohibiting or restricting the Company, any of its Subsidiaries or any of their respective employees from competing in any business or geographical area, or soliciting customers or employees, or otherwise restricting any of them from carrying on any business anywhere in the world, (ii) relating to the location of employees or a minimum number of employees to be employed by the Company or any of its Subsidiaries, (iii) containing any “most favored nation,” “most favored customer” or similar provisions or (iv) granting any type of exclusive rights to any Person;

(f) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance or other plan or Contract for the benefit of the Company’s or any of its Subsidiaries’ current or former directors, officers and employees;

(g) any Contract for the employment of any individual on a full-time, part-time, consulting or other basis (excluding oral at-will employment relationships arising in the Ordinary Course of Business), and any non-compete, confidentiality, trade secrets or similar agreement with or by employees of the Company or any of its Subsidiaries;

(h) any Contract (or group of related Contracts) under which the Company or any of its Subsidiaries has made an advance or loan to any other Person;

(i) other than as covered by Section 3.16(b), any other Contract (or group of related Contracts) the performance of which involves consideration to be paid or received by the Company or any of its Subsidiaries in excess of $50,000 or a term that, absent early termination by the Company or any of its Subsidiaries, would continue for more than twelve (12) months after the Closing Date;

(j) any Contract with Seller or any Affiliate of Seller;

(k) any Contract for the lease, use or occupancy of real property;

(l) any labor agreement, collective bargaining agreement or any other labor-related Contract with any labor union, labor organization or works council or group of employees;

(m) any Contract guaranteeing the payment or performance of any Person, agreeing to indemnify any Person (except under Contracts executed in the Ordinary Course of Business and the Organizational Documents), any surety Contract and any Contract containing provisions whereby the Company or any of its Subsidiaries agrees to be contingently or secondarily liable for the obligations of any Person; or

(n) any Contract (or group of related Contracts) concerning the sale or acquisition of a business or a portion thereof or a substantial portion of the assets relating thereto.

With respect to each Contract set forth (or required to be set forth) in Schedule 3.16: (i) the Contract is legal, valid, binding, enforceable and in full force and effect against the Company or its Subsidiary, as applicable, and, to Seller’s Knowledge, each other party thereto; (ii) neither the Company or its Subsidiary, as applicable, nor, to Seller’s Knowledge, any other party, is in breach or default; (iii) no event has occurred which with notice or lapse of time would constitute a breach or default by the Company or its Subsidiary, or permit termination, modification or acceleration by the other party thereto, under the Contract; (iv) to Seller’s Knowledge, no event has occurred which with notice or lapse of time would constitute a breach or default by the other party thereto, or permit termination, modification or acceleration by the Company or its Subsidiary, under the Contract; (v) none of the Company, any Subsidiary or, to Seller’s Knowledge, any other party thereto has repudiated any provision of the Contract; and (iv) the Contract will not be terminated or cancelled, or the Company’s or its Subsidiary’s, as applicable, rights thereunder diminished or impaired, or the Company’s or its Subsidiary’s, as applicable, obligations thereunder increased, as a result of the sale of the Shares or other transactions contemplated by this Agreement.

3.17 Powers of Attorney. Except as set forth in Schedule 3.17, there are no outstanding powers of attorney executed on behalf of the Company or any of its Subsidiaries.

3.18 Insurance. A complete list of all insurance policies held by the Company or any of its Subsidiaries covering any of its business, properties or assets (the “Insurance Policies”), together with a complete list of all pending claims under the Insurance Policies, is contained in Schedule 3.18. Correct and complete copies of all Insurance Policies have been delivered to and/or made available to Purchaser for copying and inspection. All of the Insurance Policies are valid, outstanding and enforceable policies. Neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any Insurance Policy, and to

Seller’s Knowledge, no event or condition exists or has occurred that could result in cancellation of any Insurance Policy prior to its scheduled expiration date. To Seller’s Knowledge, the Company and its Subsidiaries have duly and timely made all claims that they have been entitled to make under the Insurance Policies. There is no claim by the Company or any of its Subsidiaries pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Since January 1, 2012, all products liability and general liability Insurance Policies maintained by or for the benefit of the Company and its Subsidiaries have been “occurrence” (and not “claims made”) policies.

3.19 Litigation. Schedule 3.19 sets forth each instance in which the Company or any of its Subsidiaries or any of their respective shareholders, directors, officers or employees (in such capacity) (i) is subject to any outstanding Order, or (ii) is a party or, to Seller’s Knowledge, is threatened to be made a party to any Litigation. To Seller’s Knowledge, no event has occurred or action taken that is reasonably likely to result in any such Order or Litigation.

3.20 Employees.

(a) Schedule 3.20(a) sets forth a correct and complete list of (i) all employees of the Company and its Subsidiaries (listed by entity), (ii) each such employee’s title and location of employment, and (iii) each such employee’s employment status (i.e., whether employee is actively employed or not actively at work due to illness, short-term disability, sick leave, authorized leave of absence, layoff for lack of work or service in the Armed Forces of the United States or for any other reason). Seller has provided to Purchaser each such employee’s annual rate of compensation, including bonuses and incentives. Schedule 3.20(a) also sets forth a correct and complete list of the names of the qualified beneficiaries currently eligible for COBRA continuation coverage benefits under any Benefit Plan that is a “group health plan” (as defined in Section 5000(b)(1) of the Code or Section 607(1) of ERISA).

(b) None of the Company or any of its Subsidiaries (i) is party to or bound by any collective bargaining agreement, or (ii) has experienced any pending or threatened strike, slowdown, stoppage, walkout, lockout or other labor-related dispute, including any material grievance, claim of unfair labor practices or other collective bargaining dispute, within the past three (3) years, except as set forth in Schedule 3.20(b). No employees of the Company or any of its Subsidiaries are legally organized or recognized as a labor organization or represented by any labor union, labor organization or works council with respect to their employment, and to Seller’s Knowledge, there is no such organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries. Except as set forth in Schedule 3.20(b), there are no administrative charges or court complaints against the Company or any of its Subsidiaries concerning alleged employment discrimination or other employment-related matters pending or, to Seller’s Knowledge, threatened before any Governmental Authority.

3.21 Employee Benefits.

(a) Schedule 3.21 lists each Employee Benefit Plan that the Company or any of its Subsidiaries maintains or to which the Company or any of its Subsidiaries contributes or has any obligation to contribute or with respect to which the Company or any of its Subsidiaries has or may have any Liability.

(i) Each such Employee Benefit Plan (and each related trust, insurance contract or fund) has been maintained, funded and administered in all material respects in accordance with the terms of such Employee Benefit Plan and complies in all material respects, both in form and in operation, with the applicable requirements of ERISA, the Code and other applicable Laws.

(ii) All required reports, descriptions, participant notices and other required reports and disclosures (including annual reports (IRS Form 5500), summary annual reports, summary of material modifications and summary plan descriptions) have been timely and accurately filed and/or distributed in all material respects in accordance with the applicable requirements of ERISA and the Code with respect to each such Employee Benefit Plan. The requirements of COBRA (and all applicable state insurance continuation Laws) have been met in all material respects with respect to each such Employee Benefit Plan which is an Employee Welfare Benefit Plan subject to COBRA and/or applicable state Law.

(iii) All contributions (including all employer contributions, employee salary reduction contributions and other employee contributions) with respect to each such Employee Benefit Plan that is an Employee Pension Benefit Plan have been timely made. All employee salary reduction and other employee contributions either have been timely made to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan or have been applied in accordance with ERISA Technical Advice 92-01.

(iv) Each Employee Benefit Plan which is intended to meet the requirements of a “qualified plan” under Code Section 401(a) both (A) has received a determination letter (or, in the case of a prototype or volume submitted plan, a favorable opinion letter) from the Internal Revenue Service to the effect that such Employee Benefit Plan meets the requirements of Code Section 401(a) (or is the subject of an outstanding request for such a determination or opinion letter) and (B) to the extent required, has been timely and fully amended to comply with changes in applicable Law that become effective subsequent to the applicable required amendment list considered by the IRS with respect to the most recently issued determination or opinion letter.

(b) With respect to each Employee Benefit Plan that the Company or any of its Subsidiaries (and any Employee Pension Benefit Plan any ERISA Affiliate) maintains or has maintained during the prior six (6) years or to which any of them contributes or has been required to contribute during the prior six (6) years:

(i) There have been no Prohibited Transactions with respect to any such Employee Benefit Plan.

(ii) No Litigation with respect to the administration or the investment of the assets, or the expenses associated with the administration and operation, of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to Seller’s Knowledge, threatened.

(c) Neither the Company nor any of its Subsidiaries nor any ERISA Affiliate of the Company or a Subsidiary of the Company maintains or contributes to or have maintained or contributed to or been required to contribute to a defined benefit plan (as defined in Section 3(35) of ERISA, a multiemployer plan (as defined in Section 3(37) of ERISA, a multiple employer plan (as defined in Section 3(40) of ERISA, a plan described in Section 4063 or 4064 of ERISA, or a plan that is or was at any time subject to Title IV of ERISA.

(d) With respect to each Employee Benefit Plan, Seller has provided Purchaser with copies of: (i) all documents governing such Employee Benefit Plan, including all amendments thereto, (ii) the last three (3) annual reports (and all schedules and financial statements attached thereto) filed or prepared with respect to each such Employee Benefit Plan, (iii) the most recent summary plan description, all summaries of material modifications distributed to participants in such Employee Benefit Plan, (iv) all contracts relating to such Employee Benefit Plan, including all trust agreements, insurance contracts, group annuity contracts, investment management or advisory agreements, indemnifications agreements and service provider agreements relating to the Employee Benefit Plan, (v) the most recent determination, opinion, or advisory letter issued by the IRS with respect to such Employee Benefit Plan, (vi) the most recent financial statements prepared for such Employee Benefit Plan (including, if applicable, any actuarial valuation), and (vii) all coverage and non-discrimination tests performed with respect to each Employee Benefit Plan for the three (3) most recently completed plan years.

3.22 Environmental Matters.

(a) Each of the Company and its Subsidiaries is and during the past five (5) year period has been in material compliance with all applicable Environmental Laws. There are no past or present (or, to Seller’s knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans of or affecting the Company or any of its Subsidiaries that may (i) interfere with or prevent full compliance or continued full compliance with all Environmental Laws and Environmental Permits, or (ii) give rise to any liability under any Environmental Law or Environmental Permits

(b) Schedule 3.22(b) contains a correct and complete list of, and the Company and each of its Subsidiaries possess, all Environmental Permits that are required in order for the Company and its Subsidiaries to conduct the business as presently conducted. All such Environmental Permits are in full force and effect, and each of the Company and its Subsidiaries is and for the past five (5) year period has been in material compliance with all terms and conditions of all such Environmental Permits. Neither this Agreement nor the consummation of the transactions contemplated hereby will result in any modifications to, or require notification of or approval by, any Governmental Authority in connection with any such Environmental Permits.

(c) During the past five (5) year period, neither the Company nor its Subsidiaries have received any Environmental Claim that relates to the Company or any of its Subsidiaries, the operation of their respective business, or any Hazardous Materials stored or disposed on, in, under or from, or generated by or derived or transported to or from, the Real Property or any Former Properties, which Environmental Claim is presently outstanding and unresolved. There are no judicial or administrative proceedings pending or, to Seller’s Knowledge, threatened against the Company or any of its Subsidiaries arising under or relating to any Environmental Law or Environmental Permits, including any claim for personal injury or monitoring thereof, wrongful death or property damage under any Environmental Law or Environmental Permit.

(d) There has been no release, discharge or disposal of any Hazardous Material on, at or under any of the Owned Real Property in material violation of any applicable Environmental Law or in quantities or concentrations where such release could give rise to any material liability on the part of the Company or any of its Subsidiaries or Purchaser after the Closing. There has been no release, discharge or disposal of any Hazardous Material caused by the Company or any of its Subsidiaries or, to Seller’s Knowledge otherwise existing, on, at or under any Leased Real Property or any Former Properties, in material violation of any applicable Environmental Law or in quantities or concentrations where such release could give rise to material liability on the part of the Company or any of its Subsidiaries or Purchaser after the Closing.

(e) To Seller’s Knowledge, none of the Company or its Subsidiaries, in connection with the operation of their respective business, has sent, generated, disposed of, transported, or arranged with a transporter to transport Hazardous Materials to any real property: (i) that has been placed on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or any similar state, federal, or local list or database designating a site as contaminated or otherwise requiring investigation or remedial action; or (ii) for which the United States Environmental Protection Agency or any analogous Governmental Authority has formally made requests to any Person for information pursuant to § 104(e) of CERCLA or any similar Law imposing information disclosure requirements with respect to the release of Hazardous Materials at any real property.

(f) None of the Company or its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, Liability of any other Person relating to Hazardous Materials or Environmental Laws.

(g) Seller has made available to Purchaser copies of all environmental reports and audits pertaining to any Real Property or Former Properties that are within the possession or control of Seller or the Company or any of its Subsidiaries. Neither this Agreement nor the consummation of the transactions contemplated hereby will result in any obligations for site investigation or cleanup, or notification to or consent of any Governmental Authority or other Person, pursuant to any of the so called “transaction triggered” or “responsible property transfer” Environmental Laws.

3.23 Certain Business Relationships with the Company. Except as set forth in Schedule 3.23, (i) none of Seller nor its Affiliates or any of their respective directors, officers or employees have been a party to any Contract with the Company or any of its Subsidiaries (each, a “Related Party Contract”) within the past twelve (12) months, (ii) none of Seller nor its Affiliates own any material asset, tangible or intangible, which is used in the business of the Company or any of its

Subsidiaries, (iii) none of Seller nor its Affiliates have any obligation to the Company or any of its Subsidiaries, (iv) none of the Company nor its Subsidiaries have any obligation to Seller or any of its Affiliates and (v) no employee of Seller or any of its Affiliates (other than the Company and its Subsidiaries) performs any services for the Company or any of its Subsidiaries.

3.24 Customers. Schedule 3.24 sets forth the ten (10) largest customers of the Company and its Subsidiaries, based on net revenues for the fiscal year ended September 30, 2018 (the “Material Customers”). Since September 30, 2018, except as set forth in Schedule 3.24: (i) there has not been any materially adverse change in the business relationship, and there has been no material dispute, between the Company or its Subsidiary, as applicable, and its Material Customer; (ii) no Material Customer has terminated, materially altered, or notified the Company or its Subsidiary, as applicable, in writing of any intention to terminate or materially alter its relationship with the Company or such Subsidiary; and (iii) to Seller’s Knowledge, no Material Customer is the subject of any bankruptcy proceeding.

3.25 Bank Accounts. Schedule 3.25 contains a true, complete and accurate list of the names and locations of all banks and other financial institutions and depositories at which the Company or its Subsidiaries maintain accounts of any type or safe deposit boxes, the name of the bank or other financial institution or depository, the account number of each such account, the number of each such safe deposit box and the current authorized signatory or signatories on each such account or safe deposit box.

3.26 Brokers’ Fees. Other than fees payable to Alantra LLC (whose fees will constitute Transaction Expenses), none of Seller, the Company and their respective Affiliates have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the sale of Shares or other transactions contemplated by this Agreement.

3.27 Inventory. All Inventory reflected on the Most Recent Financial Statements (a) had a commercial value at least equal to the value shown on the face of the Most Recent Financial Statements, (b) is valued in accordance with GAAP at the lower of cost (on a FIFO basis) or market and (c) consists of a quality and quantity usable and saleable in the Ordinary Course of Business, except for slow-moving, damaged or obsolete items (all of which have been written down to net realizable value or for which adequate reserves have been provided and all intercompany profit or other mark-up has been eliminated). All Inventory purchased since the date of the Most Recent Financial Statements consists of a quality and quantity usable and saleable in the Ordinary Course of Business. All Inventory is located at, or is in transit to or from, the Real Property and those third party locations described in Schedule 3.27. All work-in-process consists of a quality ordinarily produced in accordance with the requirements of the Contracts to which such work-in-process relates and will require no rework with respect to services performed prior to the Closing.

3.28 Dealers. Neither the Company nor any of its Subsidiaries has any engagement or other relationship with any third party sales representative, dealer, distributor or franchisee or other third party performing similar functions for such entity, and except as set forth on Schedule 3.28, neither the Company nor any of its Subsidiaries has terminated any such engagement or other relationship in the previous six (6) years.

3.29 Product Warranty and Product Liability. Except as expressly set forth in Schedule 3.29 and except for warranties of workmanship given in the Ordinary Course of Business, there are no warranties (statutory or otherwise), or obligations with respect to the return, repair, replacement or re-performance of Projects/Services, under which the Company or any of its Subsidiaries is reasonably likely to have any material Liability. Except as set forth in Schedule 3.29, there are no pending warranty claims involving the Company and its Subsidiaries, and since January 1, 2015, neither the Company nor any of its Subsidiaries has made voluntary concessions or payments exceeding $50,000 individually not charged to warranty expense as an accommodation to customers that have claimed that a Project/Service is defective or nonconforming. Since January 1, 2015, none of the Projects/Services has been the subject of any replacement, field fix, retrofit, modification or recall campaign, and to Seller’s Knowledge, no facts or conditions exist that could reasonably be expected to result in any such campaign.

3.30 Assets Necessary to Business. Except for Inventory or supplies sold or used by the Company and its Subsidiaries in the Ordinary Course of Business and except as set forth on Schedule 3.30, (a) the Company and its Subsidiaries have all material assets, tangible and intangible (including Intellectual Property Rights), that the Company and its Subsidiaries used, held for use or acquired for use in the conduct of their businesses during the six-month period immediately preceding the date of this Agreement and (b) the assets of the Company and its Subsidiaries will comprise all assets, tangible and intangible (including Intellectual Property Rights), that the Company and its Subsidiaries used, held for use or acquired for use in the conduct of their businesses from the date of this Agreement until and through the Closing Date.

3.31 Import, Export and Anti-Corruption.

(a) The Company and its Subsidiaries and each officer, employee and, to Seller’s Knowledge, agent and other Person associated with or acting on behalf of the Company or its Subsidiaries, or any predecessor, has complied in all material respects with all applicable export control and trade sanctions Laws, including the International Traffic in Arms Regulations, the Export Administration Regulations and the various trade sanctions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State, Office of Terrorist Finance and Economic Sanctions Policy, as well as any applicable Law of similar effect in the foreign jurisdictions where they operate.

(b) The Company and its Subsidiaries have not exported or re-exported goods in violation of U.S. export control and trade sanctions Laws.

(c) The Company and its Subsidiaries and each officer, employee and, to Seller’s Knowledge, agent and other Person associated with or acting on behalf of the Company or its Subsidiaries, or any predecessor, has complied in all material respects with all U.S. import and customs Laws.

(d) The Company and its Subsidiaries and each officer, employee and, to Seller’s Knowledge, agent and other Person associated with or acting on behalf of the Company or its Subsidiaries, or any predecessor, has not (i) made or promised to make, directly or indirectly, any unlawful payment or unlawful transfer of anything of value to any government official, Governmental Entity, government-owned or -controlled company, public international organization, political party or organization or official or candidate thereof, (ii) violated the United States Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §78dd-1, et seq.) or (iii) offered, promised, accepted, or received any unlawful payments, contributions, expenditures or gifts, or anything else of value, including unlawful bribes, gratuities, kickbacks, lobbying expenditures, political contributions, and contingent fee payments.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Purchaser to execute and deliver this Agreement, Seller makes the following representations and warranties to Purchaser:

4.1 Organization of Seller. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2 Authorization of Transaction. Seller has the full limited liability company power and authority to execute and deliver this Agreement the other documents and instruments to be executed and delivered by Seller pursuant hereto and to perform its obligations hereunder and thereunder. This Agreement constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Seller pursuant hereto will constitute, the valid and legally binding obligation of Seller, enforceable in accordance with their respective terms and conditions except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and except as such enforceability of this Agreement is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law). The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Seller.

4.3 Noncontravention. Neither the execution and the delivery of this Agreement and the other documents and instruments to be executed and delivered by Seller pursuant hereto, nor the performance by Seller of its obligations hereunder or thereunder, will (i) violate any provision of the Organizational Documents of Seller, (ii) violate any Laws or Orders to which Seller is subject, (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any Contract to which Seller is a party or by which Seller is bound or to which any assets of Seller are subject, or (iv) result in the imposition of any Lien upon any of the assets of Seller, including any Shares. No Order of or filing with, or notification to or consent, approval, authorization, or permit from any Governmental Authority is required on the part of Seller in connection with the execution, delivery or performance such by Seller of this Agreement the other documents and instruments to be executed and delivered by Seller pursuant hereto or the consummation of the transactions contemplated hereby or thereby.

4.4 Brokers. Other than fees payable to Alantra LLC (whose fees will constitute Transaction Expenses), Seller does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the sale of Shares contemplated by this Agreement.

4.5 Shares. Seller holds of record and owns beneficially all of the Shares, free and clear of any Liens. Except for the Shares, there are no authorized, issued or outstanding equity securities of the Company. Seller is not a party to any option, warrant, purchase right or other Contract that could require Seller to sell, transfer or otherwise dispose of any Shares, other than this Agreement. Seller is not a party to any voting trust, proxy or other Contract with respect to the voting, repurchase, redemption, issuance, ownership, sale, transfer or disposition of any Shares. At the Closing, Purchaser shall become the holder of record and beneficially own all right, title and interest in and to all Shares, free and clear of all Liens.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As an inducement to Seller to execute and deliver this Agreement, Purchaser hereby the following representations and warranties to Seller:

5.1 Organization of Purchaser. Purchaser is a corporation duly incorporated and validly existing under the laws of the State of Wisconsin.

5.2 Authorization of Transaction. Purchaser has the full corporate power and authority to execute and deliver this Agreement and the other documents and instruments to be executed and delivered by Purchaser hereto and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by Purchaser and constitutes, and when executed and delivered, the other documents and instruments to be executed and delivered by Purchaser pursuant hereto will constitute, the valid and legally binding obligation of Purchaser, enforceable against it in accordance with their respective terms and conditions except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and except as such enforceability of this Agreement is subject to the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law). The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Purchaser.

5.3 Noncontravention. Neither the execution and the delivery of this Agreement and the other documents and instruments to be executed and delivered by Purchaser pursuant hereto, nor the consummation of the transactions contemplated hereby, will (a) violate any Law or Order to which Purchaser is subject or any provision of its charter, bylaws or other governing documents, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any Contract to which Purchaser is a party or by which it is bound or to which any of its assets is subject. No Order of or filing with, or notification to or consent, approval, authorization, or permit from any Governmental Authority is required on the part of Purchaser in connection with the execution, delivery or performance by Purchaser of this Agreement and the other documents and instruments to be executed and delivered by Purchaser pursuant hereto or the consummation of the transactions contemplated hereby or thereby.

5.4 Brokers’ Fees. Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

5.5 Investment Representation. Purchaser is aware that the Shares are not registered under the Securities Act. Purchaser is an Accredited Investor and possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investments hereunder. Purchaser is acquiring the Shares from Seller for its own account, for investment purposes only, and not with a view to the distribution thereof. Purchaser acknowledges that the Shares cannot be sold, transferred or offered for sale without registration under the Securities Act, except pursuant to a valid exemption from registration under the Securities Act.

5.6 No Other Representations or Warranties. Purchaser hereby acknowledges and agrees that the representations and warranties of Seller contained in Article III and Article IV are the sole and exclusive representations and warranties of Seller in connection with the transactions contemplated by this Agreement and that none of Seller, the Affiliates of Seller and the Representatives of all of the foregoing makes or has made any other express or implied representation or warranty regarding the Company, its Subsidiaries or their respective businesses or the Shares.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Post-Closing Further Assurances. The Parties agree that each of them shall, and shall cause their respective Affiliates to, execute and deliver such further instruments and take such other action as may reasonably be requested by any other Party to carry out the purposes and intents hereof.

6.2 Employee Matters.

(a) For a period ending on the first anniversary of the Closing Date, Purchaser shall cause the Company and each of its Subsidiaries to provide each employee of the Company or such Subsidiary, during his or her employment from and after the Closing Date, with a base salary or hourly wage rate and incentive compensation opportunities that are no less favorable than in effect by the Company or such Subsidiary immediately prior to the Closing Date.

(b) For a period ending on the first anniversary of the Closing Date, Purchaser shall cause the Company and each of its Subsidiaries to provide each employee of the Company or such Subsidiary, during his or her employment from and after the Closing Date, with employee benefits plans, programs and arrangements that are no less favorable in the aggregate than the employee benefits plans, programs and arrangements under the Employee Benefit Plans maintained by the Company and its Subsidiaries in effect immediately prior to the Closing Date; provided that, in the event Purchaser elects to have any employee of the Company or any Subsidiary receive coverage under any employee benefits plan, program or arrangement of Purchaser or any of its Affiliates, each such employee (other than for purposes of the Mayville Engineering Corporation Employee Stock Ownership Plan) shall be credited with service with the Company or such Subsidiary, as applicable, for purposes of eligibility and vesting.

(c) No provisions of this Section 6.2 shall create any rights or interest, except as between the Parties, and no former, present or future employees of any such Party or its Affiliates (or any dependents of such individuals) shall be treated as third-party beneficiaries in or under the provisions of this Agreement, except as set forth in Section 6.3.

6.3 Directors’ and Officers’ Indemnification.

(a) For a period of at least six (6) years after the Closing Date, Purchaser shall cause the Organizational Documents of the Company and each of its Subsidiaries to continue to include indemnification provisions substantially similar to those included in such Organizational Documents as of the date hereof for the benefit of all directors, officers, employees, fiduciaries and agents of the Company or such Subsidiary, as applicable, prior to the Closing Date. In the event that any claim or claims for indemnification are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims (if any) shall continue until the disposition of any and all such claims.

(b) In the event the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Company or such Subsidiary, as applicable, honor the obligations set forth in this Section 6.3.

(c) Each Person who is now, or who at any time prior to the date of this Agreement was, a director, officer or employee of the Company or any of its Subsidiaries shall have rights as a third-party beneficiary under this Section 6.3 as separate contractual rights for his or her benefit, and such rights shall be enforceable by such Person and his or her heirs and personal representatives and shall be binding on Purchaser and its successors and assigns.

6.4 Litigation Support. From and after the Closing Date, in the event that and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand by or against a Third Party in connection with (a) any transaction contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Company or any of its Subsidiaries, the other Parties shall reasonably cooperate with such Party and such Party’s counsel in the contest or defense, make reasonably available their personnel and provide such testimony and reasonable access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article VIII).

6.5 Tax Matters.

(a) Seller shall cause the Company and its Subsidiaries to prepare and file on a timely basis all Tax Returns of the Company and such Subsidiaries due for all taxable periods ending on or prior to the Closing Date (each, a “Seller Prepared Tax Return”). Seller shall be responsible for any Taxes relating to such Tax Returns.

(b) Purchaser shall cause the Company and its Subsidiaries to prepare and file on a timely basis all Tax Returns of the Company and such Subsidiaries due for all Straddle Periods (each, a “Purchaser Prepared Tax Return”). Seller shall be responsible for Taxes related to Purchaser Prepared Tax Returns based on the portion of the Tax period ending on the Closing Date as determined in accordance with Section 6.5(d).

(c) Each Seller Prepared Tax Return and each Purchaser Prepared Tax Return shall be prepared in a manner consistent with procedures and practices of the Company and its Subsidiaries as in existence as of the date hereof, except to the extent otherwise required by applicable Law. For Income Tax Returns, the preparing Party shall provide the other Party for review and comment a draft of such Tax Return at least thirty (30) days prior to the due date (after applicable extensions). The preparing Party shall incorporate any reasonable comments provided by the reviewing Party with respect to such Tax Returns. Neither Seller nor Purchaser shall amend any Seller Prepared Tax Return (or extend the applicable statute of limitations) for any tax years ending on or before the Closing Date or any Tax Returns for any Straddle Period or make any Tax election that has retroactive effect to any such Tax years or to any Straddle Period without the prior written consent of both Purchaser and Seller (which shall not be unreasonably withheld, conditioned or delayed).

(d) In the case of Income Taxes or other Taxes measured by receipts, disbursements, or payroll, the portion of any such Tax that is attributable to the portion of the Straddle Period ending on the Closing Date shall be the amount that would be payable for the portion of the Straddle Period determined as if the Company or its Subsidiary, as applicable, filed a Tax Return for the portion of the Straddle Period ending at the opening of business on the Closing Date. For purposes of this Section 6.5(d), any items determined an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the day immediately preceding the Closing Date by multiplying such amounts by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the day immediately preceding the Closing Date and the denominator of which is the number of days in the entire Straddle Period. In the case of Taxes imposed on a periodic basis, shall be allocated to the portion of the Straddle Period ending on the Closing Date by multiplying such amounts by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the day immediately preceding the Closing Date and the denominator of which is the number of days in the entire Straddle Period

(e) The Parties shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any return or report of Taxes, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant tax returns and supporting material. The Party requesting assistance hereunder shall reimburse the assisting Party for reasonable out-of-pocket expenses incurred in providing assistance. Purchaser shall, and shall cause the Company and its Subsidiaries to, retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination in a manner consistent with the past practice of the Company and its Subsidiaries.

(f) If in connection with any examination, investigation, audit or other proceeding in respect of any Tax Return covering the operations of the Company and its Subsidiaries on or before the Closing Date, any governmental body or authority issues to the Company or any of its Subsidiaries a notice of an audit, a request for documents or other information written notice of deficiency, a notice of reassessment, a proposed adjustment, an assertion of claim or demand concerning any Seller Prepared Tax Return, Purchaser shall cause the Company or such Subsidiaries, as applicable, to notify Seller of its receipt of such communication from the governmental body or authority within five (5) days after receiving such notice of deficiency, reassessment, adjustment or assertion of claim or demand; provided, however, that the failure to comply with this provision shall not relieve Seller of its obligations for any related Tax except to the extent Seller is prejudiced by such failure. Purchaser shall not and shall not permit the Company or any of its Subsidiaries to settle or otherwise resolve any issue with respect to any examination, investigation, or audit, or other proceeding relating to Taxes of the Company or such Subsidiary, as applicable, without the prior written consent of Seller, if such settlement or other resolution is reasonably likely to result in Seller being liable for the resulting Taxes under this Agreement (and such consent shall not be unreasonably withheld, conditioned or delayed). Seller shall control any examination, investigation, audit, or other proceeding in respect of any Seller Prepared Tax Return, provided that Purchaser shall have the right to participate in any such contest. At the request of Seller, Purchaser shall resolve and settle, and shall cause the Company and its Subsidiaries to resolve and settle, any issue related to Taxes for any period ending before the Closing Date on terms acceptable to Seller and the applicable taxing authority, provided that the settlement or other resolution is not reasonably likely to result in any Purchaser Indemnified Party paying any Taxes that Seller is not required to fully indemnify Purchaser for under this Agreement.

(g) All federal, state, local, foreign and other transfer, sales, use or similar Tax applicable to, imposed upon or arising out of the transfer of the Shares shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.

(h) All Tax sharing or similar Contracts, other than any Contract the primary purpose of which does not relate to Taxes entered into in the Ordinary Course of Business that does not primarily pertain to Taxes, and all powers of attorney with respect to or involving the Company or any of its Subsidiaries will be terminated prior to the Closing and, after the Closing, neither the Company nor any of its Subsidiaries will be bound thereby or have any Liability thereunder.

(i) All refunds, plus interest thereon, for Income Taxes for periods ending on or before the Closing Date shall be property of Seller and such refunds, plus any interest earned in connection with the refund but net of any Taxes or out-of-pocket expenses imposed or incurred in connection with such refund, shall be paid to Seller promptly upon receipt by the Company or any of its Subsidiaries. Purchaser and the Company shall cooperate with Seller to obtain any refunds (including filing amended returns, if requested by Seller) that are property of Seller.

(j) Any payments pursuant to this Agreement shall be treated as an adjustment to the Purchase Price except as otherwise required by applicable Law.

6.6 Termination of Certain Agreements. Seller shall cause all Related Party Contracts, including the agreements set forth in Schedule 6.6, to be terminated as of the Closing Date without further obligation or liability relating thereto.

6.7 R&W Insurance Policy. On or before the Closing, Purchaser shall have purchased the R&W Insurance Policy from the R&W Insurance Provider and paid the premium and related expenses, provided that, if the sum of the premium and related expenses exceeds $400,000, such excess shall be deemed to constitute a Transaction Expense. The terms and conditions of the R&W Insurance Policy shall be mutually acceptable to Purchaser and Seller.

6.8 Environmental Claims Insurance Policy. On or before the Closing, Purchaser shall have purchased the Environmental Claims Insurance Policy and the premium therefor shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser. The terms and conditions of the Environmental Claims Insurance Policy shall be mutually acceptable to Purchaser and Seller.

6.9 Publicity. The parties agree that no public release or announcement relating to the transactions contemplated by this Agreement shall be issued or made by or on behalf of any Party without the prior written consent of Purchaser and Seller (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may, in the reasonable judgment of the releasing Party, be required by Law or any rule or regulation of any securities exchange on which securities of the releasing Party (or an Affiliate thereof) are listed.

ARTICLE VII

CLOSING

7.1 Time and Place. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Sills Cummis & Gross P.C., One Riverfront Plaza, Newark, New Jersey 07102, commencing at 10:00 a.m. local time on the date of this Agreement or such other date as the Parties agree in writing (the “Closing Date”).

7.2 Closing Transactions. All documents and other instruments required to be delivered at the Closing shall be regarded as having been delivered simultaneously, and no document or other instrument shall be regarded as having been delivered until all have been delivered. The “Closing” shall be deemed to occur as of the opening of the Company’s business on the Closing Date.

7.3 Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following items:

(a) certificates representing the Shares together with any documentation required to effect the transfer of all right, title and interest in and to the Shares to Purchaser; provided, that if any such certificate is lost, mutilated, stolen or otherwise missing, Seller shall deliver to Purchaser an affidavit of lost certificate and express indemnity in a form reasonably satisfactory to Purchaser;

(b) a certificate of a manager of Seller, in a form reasonably satisfactory to Purchaser, regarding Seller’s Organizational Documents, all resolutions relating to the transactions contemplated by this Agreement and the incumbency of Seller’s officers;

(c) a copy of the Organizational Documents of the Company and each of its Subsidiaries, certified by a senior officer of the Company or such Subsidiary, as applicable;

(d) good standing certificates of Company or such Subsidiary, as applicable, as of a recent date from its state of incorporation and each jurisdiction in which it is qualified to do business as a foreign entity, certified by the appropriate office of such jurisdiction;

(e) [intentionally omitted]

(f) the minute books of the Company and each of its Subsidiaries;

(g) written resignation of each director and senior officer of the Company and each of its Subsidiaries whose resignation as of the Closing Date has been requested in writing by Purchaser;

(h) a non-foreign person affidavit in a form reasonably satisfactory to Purchaser that complies with the requirements of Section 1445 of the Code, duly executed by Seller;

(i) payoff letters, dated no later than five (5) Business Days prior to the Closing Date: (A) with respect to all Funded Debt, which shall include, if applicable, a release of all Liens related to such Funded Debt upon payment, each in form and substance reasonably satisfactory to Purchaser; and (B) with respect to Unpaid Transaction Expenses, each reasonably satisfactory to Purchaser;

(j) such mortgage releases, mortgage satisfactions, UCC termination statements and similar releases and documents as Purchaser reasonably determines are necessary to release or terminate any obligation of the Company and its Subsidiaries under Funded Debt and any Liens affecting the Shares or the assets of the Company and its Subsidiaries, in a form reasonably satisfactory to Purchaser;

(k) an escrow agreement, in a form reasonably satisfactory to Purchaser and Seller (the “Escrow Agreement”), duly executed by Seller;

(l) a general release by Seller of the Company and its Subsidiaries, in a form reasonably satisfactory to Purchaser;

(m) a confidentiality, noncompetition and nonsolicitation agreement, in a form reasonably satisfactory to Purchaser (the “Noncompetition Agreement”), duly executed by Seller;

(n) a confidentiality agreement, in a form reasonably satisfactory to Purchaser (the “Confidentiality Agreement”), duly executed by each of Taglich Private Equity, LLC, Richard Baum, Stephen P. Mance, Kenneth D. Daiss and Mark Koenen;

(o) an employee agreement between the Company and each of Stephen P. Mance, Kenneth D. Daiss and Mark Koenen, in a form reasonably satisfactory to Purchaser, duly executed by such parties;

(p) estoppel certificates or status letters from the landlord under each Real Property Lease, in a form reasonably satisfactory to Purchaser, certifying, as to each Lease, (i) that such Lease is valid and in full force and effect; (ii) the amounts payable by the tenant under such Lease and the date to which the same have been paid; (iii) whether there are, to the knowledge of said landlord, any defaults thereunder, and, if so, specifying the nature thereof; and (iv) that the transactions contemplated by this Agreement will not constitute a default under such Lease and that the landlord, in any event, approves of same;

(q) a nondisturbance agreement from each lender of the landlord for each Leased Real Property, if any, in a form reasonably acceptable to Purchaser, which recognizes the tenant’s rights under such Lease in the event of a foreclosure of such Leased Real Property;

(r) evidence of a “tail” liability insurance policy covering each Person currently covered by the Company’s directors’ and officers’ liability insurance policy, with a claims period of at least six (6) years after the Closing Date and in amount and scope at least as favorable as the Company’s directors’ and officers’ liability insurance policy as of the date of this Agreement, for claims arising from facts or events that occurred at or prior to the Closing, including the transactions contemplated by this Agreement, in form and substance acceptable to Purchaser and Seller (it being understood that all premium and other costs associated with the procurement of such policy shall constitute a Transaction Expense); and

(s) such other documents as Purchaser may reasonably request to demonstrate satisfaction of the conditions and compliance with the agreements set forth in this Agreement.

7.4 Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller the following items:

(a) the Estimated Purchase Price in accordance with Section 2.3(b);

(b) a certificate of the secretary of Purchaser, in a form reasonably satisfactory to Seller, regarding Purchaser’s Organizational Documents, all board resolutions relating to the transactions contemplated by this Agreement and the incumbency of Purchaser’s officers;

(c) a general release by the Company of Seller, in a form reasonably satisfactory to Seller;

(d) the Escrow Agreement, duly executed by Purchaser and Escrow Agent;

(e) the Noncompetition Agreement, duly executed by Purchaser;

(f) the Confidentiality Agreement, duly executed by Purchaser;

(g) the R&W Insurance Policy;

(h) the Environmental Insurance Policy; and

(i) such other documents as Seller may reasonably request to demonstrate satisfaction of the conditions and compliance with the agreements set forth in this Agreement.

In addition, at the Closing, Purchaser shall make the payments provided for pursuant to subclauses (ii) and (iii) of Section 2.3(b) hereof with respect to Funded Debt, Unpaid Transaction Expenses, Working Capital Escrow Deposit, and Indemnity Escrow Deposit.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification by Seller.

(a) Seller shall indemnify and hold harmless Purchaser, Purchaser’s Affiliates (including the Company and its Subsidiaries) and each of their respective Representatives (collectively, the “Purchaser Indemnified Parties”) from and against any and all Claims suffered, sustained, incurred or paid by the Purchaser Indemnified Parties in connection with, resulting from or arising out of any breach of any representation or warranty of Seller contained in Article IV of this Agreement.

(b) Seller shall indemnify and hold harmless the Purchaser Indemnified Parties from and against any and all Claims suffered, sustained, incurred or paid by the Purchaser Indemnified Parties in connection with, resulting from or arising out of any of the following:

(i) any breach of any representation or warranty set forth in Article III of this Agreement;

(ii) any Indemnified Taxes;

(iii) any breach or nonfulfillment of any covenant or agreement set forth in this Agreement on the part of Seller;

(iv) any Funded Debt or Unpaid Transaction Expenses that are not satisfied as a result of the payments described in subclause (ii) of Section 2.3(b); or

(v) any Environmental Claims, but only as provided in and subject to the provisions set forth in Section 8.1(d). For clarity, this indemnification obligation of Seller is in addition to Seller’s obligation to indemnify and hold harmless Purchaser for breach of the environmental representations and warranties set forth in Section 3.22 pursuant to Section 8.1(b)(i).

(c) Subject to Section 8.1(d), Seller shall not have any liability under Section 8.1(b)(i) unless and until the amount of the aggregate indemnification obligations exceeds $1,250,000 (the “Threshold”), whereupon Seller shall indemnify and hold harmless the Purchaser Indemnified Parties for the amount of all Claims under Section 8.1(b)(i) in excess of the Threshold; provided, that (i) no individual Claim under Section 8.1(b)(i) shall be included toward the achievement of the Threshold unless the amount of such Claim exceeds $10,000, and (ii) the aggregate amount of Seller’s liability under Section 8.1(b)(i) shall not exceed ten percent (10%) of the Purchase Price. Notwithstanding the foregoing, this Section 11.1(c) shall not apply with respect to any liability under Section 11.1(b)(i) on account of any breach of any Fundamental Representation. Before seeking any recourse against Seller pursuant to Section 8.1(b)(i), Purchaser shall use commercially reasonable efforts to seek payment from the R&W Insurance Policy if applicable (without any requirement to commence or participate in any litigation, arbitration, mediation or similar proceeding). In no event shall the maximum aggregate amount to be paid by Seller pursuant to Section 11.1(a) and (b) exceed the Purchase Price, less any amounts paid to the Purchaser Indemnified Parties from the Environmental Claims Escrow Deposit.

(d) For all Environmental Claims:

(i) before seeking any recourse against Seller (but subject to an ability to submit a claim for indemnification against Seller) pursuant to Section 8.1(b)(i) or Section 8.1(b)(v), Purchaser shall use commercially reasonable efforts to seek payment from the Environmental Claims Insurance Policy, if applicable (without any requirement to commence or participate in any litigation, arbitration, mediation or similar proceeding), provided that Seller shall bear fifty percent (50%) of any deductible applied under the Environmental Claims Insurance Policy;

(ii) the initial $3,000,000 of Claims suffered, sustained, incurred or paid by the Purchaser Indemnified Parties in connection with, resulting from or arising out of any Environmental Claim (including a contingent Claim) asserted on or prior to the third anniversary of the Closing Date shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) from the Environmental Claims Escrow Deposit;

(iii) if Claims suffered, sustained, incurred or paid by the Purchaser Indemnified Parties in connection with, resulting from or arising out of any Environmental Claim (including a contingent Claim) asserted on or prior to the third anniversary of the Closing Date exceed $3,000,000 and also relate to a breach of representation or warranty by Seller, Purchaser shall be entitled to seek indemnification under Section 8.1(b)(i) for such excess (subject to the limitations set forth in this Article VIII applicable to Claims for breach of representation or warranty under Section 8.1(b)(i));

(iv) Purchaser shall not be entitled to assert a Claim relating to any Environmental Claim (including a contingent Claim under this Section 8.1(d)) after the third anniversary of the Closing Date, provided that any representation, warranty, covenant or obligation as to which a Claim (including a contingent Claim under this Section 8.1(d)) shall have been asserted prior to the third anniversary of the Closing Date shall continue in effect with respect to such Claim until such Claim shall have been finally resolved or settled; and

(v) notwithstanding anything to the contrary in this Section 8.1(d), Purchaser shall have no recourse to the Environmental Claims Escrow Deposit for any costs relating to an Environmental Claim arising out of the discovery of a release of Hazardous Materials as a result of excavation at the real property located at 21 Seneca St., Defiance, Ohio or soil or groundwater sampling at the real property located at 21 Seneca St., Defiance, Ohio or 06728 St. Rt. 66 North, Defiance, Ohio conducted by or allowed by Purchaser, but, in each case, only to the extent such excavation or sampling is not required under Environmental Law or mandated by a Governmental Authority.

8.2 Indemnification by Purchaser. Purchaser shall indemnify and hold harmless Seller, each of its Affiliates and each of their respective Representatives (collectively, the “Seller Indemnified Parties”) from and against all Claims suffered, sustained, incurred or paid by the Seller Indemnified Parties in connection with, resulting from or arising out of any of the following:

(i) any breach of any representation or warranty of Purchaser set forth in Article V of this Agreement; or

(ii) any nonfulfillment of any covenant or agreement set forth in this Agreement on the part of Purchaser.

8.3 Survival. The representations and warranties set forth in Article III, Article IV and Article V shall survive the Closing for a period of fifteen (15) months after the Closing Date and shall thereafter terminate and be of no further force or effect. The covenants set forth in Article VI (other than Section 6.5) shall survive the Closing in accordance with their terms. Notwithstanding the foregoing, the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.5, Section 3.6(a), Section 3.13, Section 3.26, Section 4.1, Section 4.2, Section 4.4 and Section 4.5 (collectively, the “Fundamental Representations”) and the covenants set forth in Section 6.5 shall survive until thirty (30) days following the expiration of the applicable statute of limitations. Notwithstanding the above, any representation, warranty, covenant or obligation as to which a Claim (including a contingent Claim) shall have been asserted during the applicable survival period shall continue in effect with respect to such Claim until such Claim shall have been finally resolved or settled.

8.4 Procedure for Indemnification.

(a) In the event any of the Purchaser Indemnified Parties or the Seller Indemnified Parties intends to seek indemnification pursuant to the provisions of Section 8.1 or 8.2 (the “Indemnified Party”), the Indemnified Party shall promptly give notice hereunder to the Party required to provide indemnification hereunder (the “Indemnifying Party”). Notwithstanding the foregoing, the right to indemnification hereunder shall not be affected by any failure of the Indemnified Party to give such notice (or by delay by the Indemnified Party in giving such notice) unless, and then only to the extent that, the rights and remedies of the Indemnifying Party shall have been prejudiced as a result of the failure to give, or delay in giving, such notice. If such indemnity shall arise from a Claim subject to indemnification that is a legal proceeding filed or instituted by, or the making of any claim or demand by, any Person that is not a Party, an Affiliate of a Party or a Representative of any of the foregoing (in such capacity), including any Governmental Authority (a “Third Party Claim”), the Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s sole cost and expense and upon written notice to the Indemnified Party within thirty (30) days after the Indemnifying Party’s receipt of written notice of the Third Party Claim, to assume the defense of any such Third Party Claim. The Indemnifying Party shall have control of the defense of such Third Party Claim, provided that the Indemnifying Party shall have that right to continue to have control of the defense of such Third Party Claim from and after one hundred eighty (180) days after the Indemnifying Party’s receipt of such written notice of the Third Party Claim only if the Indemnifying Party acknowledges in writing to the Indemnified Party, within such one hundred eighty (180) day period, its indemnification obligations with respect to such Third Party Claim, in which case such acknowledgement shall constitute the Indemnifying Party’s irrevocable undertaking to pay directly all costs, expenses, damages, judgments, awards, penalties, assessments and other Liabilities incurred or arising in connection therewith. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnifying Party shall select counsel reasonably acceptable to the Indemnified Party to conduct the defense of such Third Party Claim and shall take all steps reasonably necessary in the defense thereof in good faith. The Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of (or consent to entry of judgment with respect to) such Third Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed, provided that such consent shall not be required if all of the following are satisfied: (i) the settlement provides for only money damages or other monetary payments; (ii) the sum of such settlement and all Claims that the Indemnifying Party previously paid is greater than the Threshold; (iii) the sum of such settlement and all Claims that the Indemnifying Party previously paid is less than ten percent (10%) of the Purchase Price; and (iv) the Indemnifying Party pays all of the amounts required to be paid as part of or in connection with such settlement. If the Indemnifying Party is defending such Third Party Claim in accordance with this Agreement, the Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its sole cost and expense.

(b) If the Indemnifying Party does not assume in accordance with the terms of this Section 8.4 or if the Indemnified Party fails to continue with the defense of any Third Party Claim actively and in good faith and such failure is not cured within thirty (30) days after receipt by Seller of written notice thereof from Purchaser, the Indemnified Party may undertake control the defense of such Third Party Claim in such manner as it deems appropriate, on behalf of and for the account and risk of the Indemnifying Party. The Indemnified Party may settle (or consent to the entry of judgment with respect to) such Third Party Claim, with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned, provided that such consent shall not be required if (i) the settlement provides for no money damages or other monetary payments that would be subject to indemnification under this Agreement, (ii) the sum of such settlement and all Claims that the Indemnifying Party previously paid is less than the Threshold or (iii) the sum of such settlement and all Claims that the Indemnifying Party previously paid is greater than fifteen percent (15%) of the Purchase Price.

(c) Notwithstanding anything to the contrary in this Section 11.4, if there is a reasonable probability that any Third Party Claim may materially and adversely affect the Indemnified Party other than as a result of money damages or other monetary payments, if any Third Party Claim involves a demand for money damages or other monetary payments that exceed the Indemnifying Party’s then current indemnification obligations under this Article VIII (giving effect to the limitations set forth in this Article VIII), if any Third Party Claim involves any criminal or quasi-criminal claim, inquiry, investigation, allegation or similar matter or if the Indemnified Party provides to the Indemnifying Party a written opinion of reputable legal counsel to the effect that the legal counsel selected by the Indemnifying Party may not represent both the Indemnified Party and the Indemnifying Party with respect to the Third Party Claim under applicable principles of legal ethics or disciplinary rules, the Indemnified Party shall have the right to defend, at its sole cost and expense, and compromise or settle the Third Party Claim or consent to the entry of judgment with respect to the Third Party Claim, with the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned.

(d) To the extent reasonably requested and subject to the other provisions of this Section 8.4, each Party shall cooperate in good faith and in all respects with each other Party and its Representatives (including its counsel) in the investigation and/or defense of any Third Party Claim (and any appeal arising therefrom). The Parties shall cooperate with each other in any notifications to and information requests of any insurers.

(e) This Section 8.4 shall not govern the defense of any Third Party Claim involving any taxing authority, including any legal proceedings resulting therefrom. Such proceeding shall be governed by Section 6.5(f).

8.5 Exclusive Remedy. Except for claims based on fraud and claims for injunctive or other equitable relief, the Parties agree that the exclusive remedy of the Parties for any Claims based upon, arising out of or otherwise in respect of the matters set forth in this Article VIII are the indemnification or reimbursement obligations of the Parties set forth in this Article VIII. No Representative of any Person, or its respective Affiliates (other than the Parties), shall be personally liable for any Claim under this Agreement, except as specifically agreed to by said Representative or as set forth in this Agreement and except for claims based on fraud.

8.6 Effect of Insurance. The amount of any Claims for which an Indemnifying Party is required to indemnify the Indemnified Parties pursuant to this Agreement shall be reduced by any amount actually received by the Indemnified Parties with respect thereto under any Third Party insurance coverage (after giving effect to any expenditures to obtain such amounts and any applicable deductible or retention and resulting retrospective premium adjustment). If an Indemnified Party makes a claim for indemnification pursuant to this Agreement, such Indemnified Party shall use commercially reasonable efforts to collect any amounts reasonably available under such insurance coverage, provided that such Indemnified Party shall not have any obligation to commence or participate in any litigation, arbitration, mediation or similar proceeding. If an Indemnified Party receives an amount under Third Party insurance coverage for Claims at any time subsequent to any indemnification payment provided by the Indemnifying Party pursuant to this Agreement with respect to the same Claims, then such Indemnified Party shall promptly reimburse the Indemnifying Party for such payment made by the Indemnifying Party to such Indemnified Party, up to the amount received by the Indemnified Party, but net of any reasonable out-of-pocket expenses incurred by such Indemnified Party in collecting such amount (after giving effect to any expenditures to obtain such amounts and any applicable deductible or retention).

8.7 Effect of Tax Benefits. All required indemnification payments under this Agreement shall be reduced to the extent the Indemnified Party (or any of its Affiliates) actually realized in the year in which the Claim arose (or any prior year), and/or in the two years immediately following the year in which the Claim arose, any net Tax benefits resulting from the facts giving rise to the Claim.

8.8 Duty to Mitigate. Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Claims that it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty or covenant hereunder.

8.9 Characterization of Indemnity Payments. Except as otherwise required by applicable Law, the Parties shall treat any indemnification payment made hereunder as an adjustment to the Purchase Price.

8.10 Other.

(a) The limitations set forth in Sections 8.1(c) and 8.3 shall not limit the obligation of any Party to provide indemnification from and against Claims arising from any breach of a covenant (or any fraud), even if such breach also constitutes a breach of a representation or warranty. Without limitation, the obligations of Seller to indemnify the Purchaser Indemnified Parties from and against Claims for which the Purchaser Indemnified Parties are entitled to indemnification under subclause (ii), (iii), (iv) or (v) of Section 8.1(b) shall not be affected by the limitations set forth in Sections 8.1(c) and 8.3.

(b) The Parties agree that, for purposes of this Article VIII, in determining whether any representation or warranty set forth in this Agreement (other than the representation and warranty set forth in subclause (i) of Section 3.9(h)) has been breached and for the purposes of determining the amount of Claims resulting therefrom, any and all “Material Adverse Effect,” “in all material respects,” “materiality” and similar exceptions and qualifiers set forth in any such representation or warranty shall be disregarded.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1 Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), (c) one (1) Business Day after being sent to the recipient by electronic transmission or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:

DMP Acquisition LLC

c/o Taglich Private Equity LLC

10 Kinzel Lane

West Orange, NJ 07052

Attention: Richard L. Baum

Telephone: 973-325-5950

Email: baum@taglichpe.com

with a simultaneous copy to:

Sills Cummis & Gross P.C.

One Riverfront Plaza

Newark, New Jersey 07102

Attention: Ira A. Rosenberg, Esq.

Telephone: (973) 643-5082

Email: irosenberg@sillscummis.com

If to Purchaser:

Mayville Engineering Company, Inc.

715 South Street

Mayville, WI 53050

Attention: Robert D. Kamphuis

Telephone: (920) 387-4500

Email: rkamphuis@mayvl.com

with a simultaneous copy to:

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI 53202

Attention: Jay O. Rothman

Bryan S. Schultz

Telephone: (414) 271-2400

Email: jrothman@foley.com

  brschultz@foley.com

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

9.2 Assignment. No Party may assign or transfer either this Agreement or any or all of its rights or obligations under this Agreement without the prior written approval of Purchaser and Seller; provided, however, that, without such consent, Purchaser may transfer or assign, in whole or in part or from time to time, its rights and obligations under this Agreement (a) to one or more wholly-owned Subsidiaries (as defined in the Purchase Agreement), (b) in connection with a merger or consolidation involving the Company or other disposition of all or substantially all of the assets of the Company and its Subsidiaries as a whole or (c) to financing sources for collateral purposes, provided that, in each case, Purchaser shall notify Seller in writing of any such transfer or assignment (which shall include the identity and contact information of the transferee or assignee) and no such transfer or assignment will relieve Purchaser of its obligations hereunder.

9.3 Benefit of the Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be construed so as to confer any right or benefit upon any Person, other than the Parties, the Persons to whom indemnification and other rights are provided pursuant to Article VIII and Section 6.3 and their respective successors and permitted assigns.

9.4 Headings. The headings used in this Agreement are for convenience of reference only and shall not be deemed to limit, characterize or in any way affect the interpretation of any provision of this Agreement.

9.5 Entire Agreement. This Agreement, including the schedules and exhibits attached hereto, the Schedules and the other agreements and documents referred to herein, constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof, and no other representations, promises, agreements or understandings regarding the subject matter hereof shall be of any force or effect unless in writing, executed by the Party to be bound thereby and dated on or after the date hereof. Without limitation, Purchaser shall have no further obligations under the Confidentiality Agreement.

9.6 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Purchaser and Seller. No waiver by any Party of any provision of this Agreement or any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.7 Counterparts. This Agreement may be executed by signatures exchanged via electronic means and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

9.9 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without giving effect to principles of conflicts of law.

(b) Each Party hereby irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery (unless such court lacks subject matter jurisdiction, in which case in any federal or state court located in the State of Delaware) (as applicable, the “Agreed to Court”) for the sole purpose of any proceeding between the Parties relating to this Agreement in whole or in part. Each Party hereby agrees not to commence any proceeding relating to this Agreement other than before an Agreed to Court except to the extent otherwise set forth in this Section 9.9. “Procedural Claim” means a claim that (i) such Party is not subject personally to the jurisdiction of the Agreed to Courts, (ii) such Party’s property is exempt or immune from attachment or execution, (iii) any such proceeding brought in an Agreed to Court should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than an Agreed to Court, or should be stayed by reason of the pendency of some other proceeding in any court other than an Agreed to Court, or (iv) this Agreement or the subject matter hereof may not be enforced in or by an Agreed to Court.

(c) Each Party hereby waives to the extent not prohibited by applicable Law, and agrees not to assert by way of defense or otherwise in any proceeding relating to this Agreement, any Procedural Claim.

(d) Notwithstanding Sections 9.9(b) and (c), a Party may commence any proceeding in a court other than an Agreed to Court (i) for the purpose of enforcing an Order issued by an Agreed to Court, (ii) to seek injunctive relief to enjoin a breach of this Agreement or specific performance of this Agreement, or (iii) if available Agreed to Courts conclude they do not have jurisdiction (subject matter jurisdiction, personal jurisdiction or otherwise).

(e) EACH PARTY HEREBY WAIVES TRIAL BY JURY WITH RESPECT TO ANY MATTER RELATING TO THIS AGREEMENT.

9.10 Expenses. Except as otherwise expressly provided herein, each Party hereto shall pay all of its own costs and expenses incurred or to be incurred in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

9.11 Provisions Respecting Legal Representatives.

(a) Each of the Parties hereby agrees, on its own behalf, that Sills Cummis & Gross P.C. has served as counsel to Seller, on the one hand, and the Company, on the other hand, in connection with negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Sills Cummis & Gross P.C. (or any successor thereof) may serve as counsel to Seller in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation and each of the Parties hereto hereby consents thereto and waives any conflict of interest arising therefrom.

(b) In furtherance of the foregoing, Purchaser hereby agrees that, in the event that a dispute arises after the Closing between Purchaser and its Affiliates on the one hand, and Seller on the other hand, Sills Cummis & Gross P.C. may represent Seller in such dispute even though the interests of Seller may be directly adverse to Purchaser, the Company or their respective Affiliates, and even though Sills Cummis & Gross P.C. may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company. Purchaser further agrees that, as to all communications among Sills Cummis & Gross P.C., on the one hand, and the Company, their Affiliates, and/or Seller, on the other hand, that relate principally to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Seller, and may be controlled by Seller, and shall not pass to or be claimed by Purchaser or its Affiliates. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Company and their respective Affiliates on the one hand and a third party other than Seller, on the other hand, Purchaser, the Company and their respective Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that neither Purchaser, the Company or their respective Subsidiaries may waive such privilege without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed).

9.12 Disclosure Schedule. Seller has prepared the schedules attached to this Agreement (collectively, the “Disclosure Schedule”) and delivered them to Purchaser immediately prior to the execution and delivery of this Agreement. No representation or warranty set forth in this Agreement shall be qualified or otherwise affected by any fact or item disclosed in any section of the Disclosure Schedule unless such representation or warranty is expressly qualified by reference to such section of the Disclosure Schedule; provided that, notwithstanding the foregoing, any fact or item disclosed in any section of the Disclosure Schedule shall be deemed disclosed in all other sections of the Disclosure Schedule to which such fact or item may reasonably apply so long as such disclosure is in sufficient detail to enable a reasonable person to identify the other section or subsection of this Agreement to which such information is responsive. The Disclosure Schedule shall not vary, change or alter the language of the representations and warranties set forth in this Agreement, and to the extent the language in the Disclosure Schedule does not conform to the language of such representations and warranties, such language shall be disregarded and be of no force or effect. The Disclosure Schedule is not intended to constitute an admission that any fact or item is required to be disclosed, and any fact or item disclosed in the Disclosure Schedule shall not by reason only of such inclusion be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes of the Agreement. Such additional matters are set forth for informational purposes only. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any Contract, Law or Order shall be construed as an admission to any third party that any such breach or violation exists or has actually occurred.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Stock Purchase Agreement as of the date first written above.

SELLER

DMP ACQUISITION LLC

By:	/s/ Richard L. Baum, Jr.

Name: Richard L. Baum, Jr
Title: Chairman of the Board

PURCHASER

MAYVILLE ENGINEERING COMPANY, INC.

By:	/s/ Robert D. Kamphuis

Name: Robert D. Kamphuis
Title: Chairman of the Board, President & CEO

[Signature page to Stock Purchase Agreement]

EXHIBIT A

CLOSING NET WORKING CAPITAL

Est. Dec 14, 2018
Cash & Cash Equivalents	10,000
Accounts Receivable Trade—Gross	25,779,171
Accounts Receivable Trade—Intercompany	—
A/R Allowances and Reserves	(145,208)

Accounts Receivable Trade—Net	25,633,963
Other Receivables	624,637
Inventory—Raw Material	4,700,000
Inventory—Work in Process	2,850,000
Inventory—Mfg. Components	1,650,000
Inventory—Finished Goods	3,600,000

Inventory—Net[1]	12,800,000
Prepaid Assets	365,092

Total Current Assets	39,433,692

Bank Overdraft	85,000
Accounts Payable Trade—Gross	25,513,974
A/P—Fixed Investment Adjustment[2]	(2,019,700)

Accounts Payable Trade—Net	23,494,274
Salaries & Wages	10,567,597
Stock Ownership Incentive Adjustment[3]	(9,040,800)
Payroll Taxes & Deductions	50,000
Health Insurance	250,000
Other Accrued Liabilities	525,000

Total Current Liabilities	25,931,071

Net Working Capital at Close	13,502,621

[1]	Excludes any tooling inventory and any inventory reserves
[2]	Any accounts payable related to capital expenditures / fixed investments
[3]	Liability related to Class B Ownership Incentive Plan

EXHIBIT B

COMPUTATION OF EBITDA

As used in the definition of Earnout EBITDA, “EBITDA” for the Acquired Business, on a consolidated basis, for any period of computation, means:

(a)	The sum (without duplication) of the following

(i)	Net Income;

(ii)	plus, the amount of Taxes related to the earnings or income of the Acquired Business (whether accrued or paid in cash or deferred) deducted in determining Net Income;

(iii)	plus, the amount of interest expense (net of any interest income) deducted in determining Net Income;

(iv)	plus, the amount of depreciation and amortization related solely to the Acquired Business deducted in determining Net Income;

(v)	plus, the amount of any foreign currency losses deducted in determining Net Income;

(vi)	minus, the amount of any foreign currency gains added in determining Net Income; and

(vii)	minus, all amounts of either non-cash or non-recurring gains, including without limitation any gains, losses or profits realized from the sale of any assets, included in determining Net Income.

(b)	Notwithstanding the foregoing, in determining EBITDA:

(i)	EBITDA shall not include any “extraordinary items” of gain or loss as that term is defined in GAAP, including, specifically, extraordinary bonuses;

(ii)

EBITDA shall not include any gain, loss, income or expense resulting from a change in the Purchaser’s or Regulatory Authority’s (including but not limited to FASB, etc.) accounting methods, principles or practices or any similar change from the manner which EBITDA was calculated for FY2018, unless approved by Purchaser and Stephen Mance;

(iii)	EBITDA shall not be decreased by any expenses paid by the Purchaser related to the acquisition of the Acquired Business;

(iv)

EBITDA shall not include the amount of any intercompany transfers or charges between the Acquired Business, the Purchaser and/or any of its Affiliates to the extent that such amounts exceed the actual documented cost of Acquired Business, the Purchaser and/or its Affiliates, unless approved by Purchaser and Stephen Mance;

(v)

EBITDA shall not include any gain, loss, income or expense resulting from an adjustment or write-off to any goodwill, intangibles or earn-outs (including any Earnout Payment Amount) related to the acquisition of the Acquired Business, unless approved by Purchaser and Stephen Mance;

(vi)

EBITDA shall not include any revenue, income or expenses related to the expansion of the Acquired Business into a new branch or satellite office or the expansion into a new line of service provided by the Acquired Business, unless approved by Purchaser and Stephan Mance;

(vii)

EBITDA shall not include any system implementation costs, expenses or benefits for any system not mandated by applicable law, including those for an automated time and attendance system, unless included in the Company’s FY2019 budget or FY2019 capital expenditure plan or approved by Purchase and Stephen Mance;

(viii)

EBITDA shall not include the impact of any costs associated with any indebtedness for borrowed money incurred by the Purchaser at or following the Closing, unless approved by Purchaser and Stephen Mance;

(xi)

EBITDA shall not include the cost, expense or benefit associated with increased or reduced headcount by an amount that exceeds 5% of the headcount existing as of the Closing, unless included within the Company’s FY2019 budget or agreed by Purchaser and Stephen Mance;

(x)

EBITDA shall not include any price increases or cost decreases that Purchaser instructs the Company and its Subsidiaries to implement or arising from efforts of the Purchaser to use its business relationships to secure for the benefit of the Company or any of its Subsidiaries, unless included within the Company’s FY2019 budget or agreed by Purchaser and Stephen Mance;

(xi)

EBITDA shall not include the additional cost, expense or benefit from the Purchaser requiring the Company or any of its Subsidiaries to use a lower or higher costing 3rd party service or goods as compared to the Company’s FY2019 budget, unless approved by Purchaser and Stephen Mance;

(xii)

EBITDA shall not include the cost or expense related to any voluntary environmental studies, clean-up or remediation costs, except to the extent Seller is required to provide indemnification therefor or unless approved by Purchaser and Stephen Mance;

(xiii)

EBITDA shall not include any costs related to management fees and associated Taglich ownership costs, Board of Director fees, meeting and related travel expenses, stock incentive ownership plan, severance and transaction expenses, such as financial, legal, tax, environmental, insurance, etc., in each case, that the Company and/or its Subsidiaries incurred prior to the Closing Date;

(xiv)	EBITDA shall not include any lease payments made by the Company under the leases referenced in the definition of Retained Lease Obligations at any time during FY2019;

(xiv)	EBITDA shall not include any Purchaser, and any of its Affiliates, ownership or corporate allocation costs;

(xv)

EBITDA shall not include any base salary or bonus or other incentive compensation to any executives of the Company in excess of the Company’s FY2019 budget, unless approved by Purchaser and Stephen Mance; and

(xvi)

EBITDA shall not include any management or similar intercompany fees or any ownership or director fees, whether directly or on an allocated basis (including for general overhead expenses), incurred by the Company after the Closing.

As used above, the “Acquired Business” means the business of the Company and its Subsidiaries acquired by Purchaser pursuant to this Agreement, including any new products and/or services related to the business of the Company and/or its Subsidiaries that are launched following the Closing Date.

Below is a sample calculation of Earnout EBITDA based on the Company’s FY2019 budget:

USD

FY19
Net Income	15,805,255
Interest Expense	—
Income Tax (Expense)/Benefit	—
Depreciation	2,718,406
Amortization	2,045,327
Foreign Exchange	—

Unadjusted EBITDA	20,568,987
Management Fees	350,000
Excess New Product Dev. Costs	—
Operating Leases	929,145
Severance Expenses	—
Professional M&A Fees & Expenses	—

Total Normalization Adjustments	1,279,145

Adjusted EBITDA	21,848,132
Navistar Price Increase	400,000

Pro-Forma Adjusted EBITDA	22,248,132

EXHIBIT C

During the period from the Closing Date through and including September 30, 2019 (the “Earnout Period”), Purchaser (a) shall ensure that the Company does not terminate the employment of Stephen P. Mance or Kenneth D. Daiss without cause and (b) shall not intentionally take any action which has as its purpose to delay, minimize or prevent payment of the Earnout Payment Amount.

During the Earnout Period, Purchaser shall comply with the following requirements if noncompliance is reasonably expected to adversely affect the opportunity of Seller to receive the Earnout Payment Amount:

(a)

Purchaser shall own, govern and manage the Company in a manner no less favorable in all material respects with its practices regarding the ownership, governance and management of its other Subsidiaries, unless approved by Purchaser and Stephen Mance;

(b)	Purchaser shall not sell, assign or transfer any material assets of the Company (other than the sale of goods and services to customers), unless approved by Purchaser and Stephen Mance;

(c)

Purchaser shall not take any action intended to divert the sale of goods and services by the Company to Purchaser or a Subsidiary of Purchaser (other than the Company), except as reasonably required (A) by the applicable customer without solicitation by Purchaser, (B) by facility or labor capacity or capability constraints or (C) by other factors beyond the reasonable control of Purchaser in the ordinary course;

(d)	Purchaser shall not change or modify the Company’s FY2019 budget in any material respect, unless approved by Purchaser and Stephen Mance;

(e)

Purchaser shall use commercially reasonable efforts to arrange for and maintain credit facilities for the benefit of the Company, including access to working capital, upon terms no less favorable to the Company than in effect immediately prior to the Closing for the purpose of assisting with the funding of the operations of the Company and its Subsidiaries in accordance with the Budget; and

(f)	Purchaser shall maintain the Company as a Subsidiary.

During the Earnout Period, Purchaser shall maintain separate books and records of the Company for purposes of the calculation of the Earnout EBITDA and Earnout Payment Amount. For purposes of such separate books and records, Purchaser shall not change the Company’s tax or accounting methods, or cause the Company to make any tax or accounting election, except as required by Law or GAAP or as approved by Purchaser and Stephen Mance. For the avoidance of doubt, Purchaser may maintain separate (and different) books and records of the Company for any purpose unrelated to the calculation of the Earnout EBITDA and Earnout Payment Amount, including for the Company’s financial accounting, tax accounting and tax reporting purposes, in Purchaser’s sole discretion without regard to the provisions of Exhibit B or Exhibit C.

EXHIBIT D

RETAINED LEASE OBLIGATIONS

M&E, Vehicles & Forklifts Lessor	Asset Description	Date	Buyout Amount
Penn West	Toyota 8FGCU25 Lift Truck	11/14/2016	$14,900
Penn West	Toyota 8FGCU25 Lift Truck	11/14/2016	$14,900
Toyota	Toyota 8FGCU25 (5 Units) 93577, 93580, 93581,93584, 92840	8/20/2018	$128,064
Hugg & Hall/Toyota	Toyota SN#8FGCU25	10/2/2017	$22,013
Toyota	Toyota 8FBCU32	12/8/2017	$37,210
Penn West	Toyota 8FGCU25 Lift Truck	9/4/2018	$—
Enterprise Fleet Management	2017 Ford Taurus	3/30/2017	$18,376
Canon Financial Services	Cannon Copier	5/1/2017	$16,826
Current Office Solutions	All Copiers *see schedule attached*	8/1/2018	$139,629
Canon Financial Services	Canon Imagerunner Advance 5035 SN#XLN05076	12/13/2017	$64,827
Computer Equipment (see below)			$334,286

Total			$791,031